

QUANT FUNDS

QPROSPECTUS

AUGUST 1, 2008

ORDINARY AND INSTITUTIONAL SHARES

U.S. EQUITY FUNDS

Quant Small Cap Fund

Quant Long/Short Fund

INTERNATIONAL EQUITY FUNDS

Quant Emerging Markets Fund

Quant Foreign Value Fund

Quant Foreign Value Small Cap Fund

Quant Small Cap Fund
Quant Long/Short Fund
Quant Emerging Markets Fund
Quant Foreign Value Fund
Quant Foreign Value Small Cap Fund

Ordinary and Institutional Shares
PROSPECTUS
August 1, 2008

An investment in a Quant Fund is NOT a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

A Quant Fund may not achieve its goals and is not intended as a complete investment program. Contact your investment professional to discuss how each Fund fits into your portfolio.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE FUNDS' SHARES OR DETERMINED WHETHER THE INFORMATION IN THIS PROSPECTUS IS COMPLETE OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

BASIC INFORMATION ABOUT THE FUNDS

Quant Small Cap Fund

Investment Objective

Maximum long-term capital appreciation.

Principal Investment Strategies

Under normal market conditions, Small Cap Fund invests at least 80% of its total assets in common stocks. Small Cap Fund will invest at least 80% of its total assets in stocks of small cap companies. Although there is no minimum market capitalization for companies whose securities Small Cap Fund may purchase, a small cap company will generally be a company with a market capitalization (at time of purchase) from $250 million to $2 billion. Small Cap Fund will invest primarily in the common stocks of U.S. issuers. Small Cap Fund may invest in the equity securities of foreign issuers that are traded in U.S. markets. For purposes of Small Cap Fund's investment policies, common stocks include securities with common stock characteristics such as depositary receipts, warrants and rights.

Small Cap Fund's Advisor employs a "quantitative" investment approach to selecting investments. A quantitative investment approach relies on financial models and computer databases to assist in the stock selection process. Proprietary computer models are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, earnings growth, and price to earnings ratios, as well as other non-traditional factors. With the benefit of these rankings, Small Cap Fund's Advisor can monitor a portfolio of securities for consistency with Small Cap Fund's investment objectives. Small Cap Fund's Advisor also uses qualitative analysis, due diligence, fundamental research, and analysis of an issuer based upon its financial statements and operations to identify security or market events not otherwise captured by its models.

Small Cap Fund's Advisor may invest in both value stocks and growth stocks. A value stock is a stock the Advisor believes is undervalued compared to its true worth. Value stocks are generally not expected to experience significant earnings growth. A growth stock is a stock the Advisor believes will have earnings that are likely to grow faster than the economy as a whole.

Principal Risks

Even though Small Cap Fund seeks long-term capital appreciation, you could lose money on your investment or not make as much as if you had invested elsewhere. See the **Principal Risks** table for more information on the main risks that could adversely affect your investment.

Quant Long/Short Fund

Investment Objective

Long-term growth of capital.

Principal Investment Strategies

Under normal market conditions, Long/Short Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks. The Long/Short Fund mainly invests in stocks of larger companies, generally with greater than $1 billion in market capitalization (at time of purchase). There is no minimum market

capitalization for companies whose securities Long/Short Fund may purchase. Long/Short Fund will invest primarily in the common stock of U.S. issuers. For purposes of Long/Short Fund's investment policies, common stocks include securities with common stock characteristics such as depositary receipts, warrants and rights.

Long/Short Fund may invest in long and short positions of publicly traded equity securities. Long/Short Fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. Long/Short Fund buys securities "long" that the Fund's Advisor believes will outperform and sells securities "short" that the Long/Short Fund's Advisor believes will underperform. When Long/Short Fund buys a security long, it owns the security. When Long/Short Fund sells a security short, it borrows the security from a third party and sells it at the then-current market price. Long/Short Fund is then obligated to buy the security on a later date so that it can return the security to the lender. This is not a market neutral strategy. Long/Short Fund's long-short exposure will vary over time based on the Advisor's assessment of market conditions and other factors. The cash received from short sales may be used to invest in long equity positions. Under normal market conditions, Long/Short Fund's long equity exposure ordinarily ranges from 110% to 133% of the Long/Short Fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the Fund's net assets. Long/Short Fund's Advisor will normally maintain long and short positions such that the Fund's net long equity exposure (i.e., the percentage of long equity positions minus the percentage of short equity positions) does not exceed 100% of the Fund's net assets, excluding cash and cash equivalents.

Long/Short Fund's Advisor primarily employs a "quantitative" investment approach to selecting investments. A quantitative investment approach relies on financial models and computer databases to assist in the stock selection process. Proprietary computer models are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, earnings growth, and price to earnings ratios, as well as other non-traditional factors. In addition, Long/Short Fund's Advisor follows a quantitative research process which generates potential factors or portfolio construction techniques that the Advisor believes could result in improvement of Long/Short Fund's risk or return characteristics. Such factors and construction techniques are then rigorously tested to determine whether they add value on their own and in conjunction with the existing process before any changes will be made to the existing models. With the benefit of these rankings, Long/Short Fund's Advisor also can monitor a portfolio of securities for consistency with Long/Short Fund's investment objectives. To a lesser extent, Long/Short Fund's Advisor may also use qualitative analysis, due diligence, fundamental research, and analysis of the issuer based upon its financial statements and operations to identify security or market events not otherwise captured by its models.

Long/Short Fund's Advisor may invest in both value stocks and growth stocks. A value stock is a stock the Advisor believes is undervalued compared to its true worth. Value stocks are generally not expected to experience significant earnings growth. A growth stock is a stock the Advisor believes will have earnings that are likely to grow faster than the economy as a whole.

Principal Risks

Even though Long/Short Fund seeks long-term growth of capital, you could lose money on your investment or not make as much as if you had invested elsewhere. See the **Principal Risks** table for more information on the main risks that could adversely affect your investment.

Quant Emerging Markets Fund

Investment Objective

Long-term growth of capital.

Principal Investment Strategies

Under normal market conditions, Emerging Markets Fund invests at least 80% of its total assets in common stocks of emerging markets issuers. An emerging markets issuer is one that is traded in, or organized under the laws of, the countries that comprise the Morgan Stanley Capital International Emerging Markets ("MSCI EM") index. For purposes of Emerging Markets Fund's investment policies, common stocks include securities with common stock characteristics such as depositary receipts (see below), warrants and rights. Emerging Markets Fund may also buy and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments.

Depositary Receipts. A depositary receipt is a receipt traded on an investor's domestic market for the shares of a company traded in foreign capital markets. American Depositary Receipts ("ADRs") are receipts of shares of a foreign-based company traded on a U.S. market. Instead of buying shares of foreign-based companies in a foreign market, U.S. investors can buy shares in the U.S. in the form of an ADR. Although traded in the U.S. markets, ADRs may be subject to the risks of their underlying foreign investments. Global Depositary Receipts ("GDRs") are receipts of shares of a company traded on a foreign market, typically an emerging market, and are generally traded on major foreign exchanges. GDRs allow investors to avoid potentially difficult and expensive trading on the issuing company's home exchange. Because the companies issuing GDRs are not as well established and do not use the same accounting system as more developed markets, their stocks tend to be more volatile and less liquid. Other types of depositary receipts may also be used.

Emerging Markets Fund generally will be invested in issuers in eight or more emerging markets. Emerging Markets Fund will not allocate more than 25% of its total assets to any one country but it may invest more than 25% of its total assets in a particular region. Emerging Markets Fund considers any market that is not developed to be an emerging market. Currently, emerging markets include, but are not limited to, countries included in the MSCI EM index: Argentina, Brazil, Chile, China, Columbia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. At the discretion of Emerging Markets Fund's Advisor, Emerging Markets Fund may invest in other emerging countries.

Emerging Market Fund's Advisor primarily employs a "quantitative" investment approach to selecting investments. A quantitative investment approach relies on financial models and computer databases to assist in the stock selection process. The Advisor's proprietary computer models are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, earnings growth, and price to earnings ratios, as well as other non-traditional factors. With the benefit of these rankings, the Advisor can monitor a portfolio of securities for consistency with the Emerging Markets Fund's investment objectives. To a lesser extent, Emerging Markets Fund's Advisor may also use qualitative research to identify industry, country or market events not otherwise captured by its models.

Emerging Markets Fund may invest in companies of any capitalization. Emerging Markets Fund's Advisor may invest in both value stocks and growth stocks. A value stock is a stock the Advisor believes is undervalued compared to its true worth. Value stocks are generally not expected to experience significant earnings growth. A growth stock is a stock the Advisor believes will have earnings that are likely to grow faster than the economy as a whole.

Principal Risks

An investment in Emerging Markets Fund involves a substantial degree of risk. Even though Emerging Markets Fund seeks long-term growth of capital, you could lose money on your investment or not make as much as if you had invested elsewhere. See the **Principal Risks** table for more information on the main risks that could adversely affect your investment.

Quant Foreign Value Fund

Investment Objective

Long-term growth of capital and income.

Principal Investment Strategies

Under normal market conditions, the Foreign Value Fund invests at least 80% of its total assets in common stocks of foreign markets issuers. A foreign markets issuer is one that derives at least 50% of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Generally, Foreign Value Fund invests in foreign markets issuers in Europe, Australia, and the larger capital markets of the Far East; however, Foreign Value Fund also may invest without limit in emerging markets issuers. An emerging market issuer is one that is traded in, or organized under the laws of, the countries that comprise the Morgan Stanley Capital International Emerging Markets Index. For purposes of Foreign Value Fund's investment policies, common stocks include securities with common stock characteristics such as depositary receipts (see below), participatory notes, warrants and rights. Foreign Value Fund may also buy and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments.

Depositary Receipts. A depositary receipt is a receipt traded on an investor's domestic market for the shares of a company traded in foreign capital markets. American Depositary Receipts ("ADRs") are receipts of shares of a foreign-based company traded on a U.S. market. Instead of buying shares of foreign-based companies in foreign markets, U.S. investors can buy shares in the U.S. in the form of an ADR. Although traded in the U.S. markets, ADRs may be subject to the risks of their underlying foreign investments. Global Depositary Receipts ("GDRs") are receipts of shares of a company traded on a foreign market, typically an emerging market, and are generally traded on major foreign exchanges. GDRs allow investors to avoid potentially difficult and expensive trading on the issuing company's home exchange. Because the companies issuing GDRs are not as well established and do not use the same accounting system as more developed markets, their stocks tend to be more volatile and less liquid. Other types of depositary receipts may also be used.

The Fund's Advisor primarily employs an investment approach that combines investment technology with fundamental analysis to select investments. This investment approach relies on computer databases, proprietary screens, and financial models to assist in the stock selection process. Proprietary computer models, databases and screens are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, growth, and valuation analyses, as well as other non-traditional factors.

Foreign Value Fund's Advisor uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, because the Advisor believes that country and industry factors are important influences on security prices, it employs proprietary quantitative investment technology to evaluate data such as cash flow and interest rates to produce a ranking of country and industry value sectors. Second, because the Advisor believes that normal security price fluctuations produce company valuations that can undervalue the cash flow or assets of a company, it uses traditional valuation criteria to regularly screen a database of more than 25,000 companies worldwide to identify a pool of approximately 500 or more securities with the greatest potential for undervalued streams of sustainable cash flow or undervalued assets. Third, the Advisor

conducts rigorous fundamental research on the pool of companies identified throughout the first two steps of the investment process. The Advisor also maintains a "watch-list" of approximately 250 companies which may be used if the valuation of a company held in Foreign Value Fund's portfolio falls below the value of an alternative company. With the benefit of these rankings, Foreign Value Fund's Advisor also can monitor a portfolio of securities for consistency with Foreign Value Fund's investment objectives.

Foreign Value Fund generally will be invested in issuers in three or more foreign markets. Foreign Value Fund may invest in companies of any capitalization. Although Foreign Value Fund's Advisor may invest in both value stocks and growth stocks, Foreign Value Fund mainly invests in value stocks that Foreign Value Fund's Advisor believes are currently undervalued compared to their true worth. A growth stock is a stock the Advisor believes will have cash flow that are likely to grow faster than the economy as a whole and whose valuation assumes a higher growth rate of cash flow.

Principal Risks

An investment in Foreign Value Fund involves a high degree of risk. Even though Foreign Value Fund seeks long-term growth of capital and income, you could lose money on your investment or not make as much as if you had invested elsewhere. See the **Principal Risks** table for more information on the main risks that could adversely affect your investment.

Quant Foreign Value Small Cap Fund

Investment Objective

Long-term growth of capital and income.

Principal Investment Strategies

Under normal market conditions, Foreign Value Small Cap Fund invests at least 80% of its total assets in common stocks of foreign markets issuers. A foreign markets issuer is one that derives at least 50% of its gross revenues or profits from goods or services produced in non-U.S. markets or from sales made in non-U.S. markets. Generally, Foreign Value Small Cap Fund invests in foreign markets issuers in Europe, Australia, and the larger capital markets of the Far East; however, Foreign Value Small Cap Fund also may invest without limit in emerging markets issuers. An emerging market issuer is one that is traded in, or organized under the laws of, the countries that comprise the Morgan Stanley Capital International Emerging Markets Index. For purposes of Foreign Value Small Cap Fund's investment policies, common stocks include securities with common stock characteristics such as depositary receipts (see below), participatory notes, warrants and rights. Foreign Value Small Cap Fund may also buy and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments.

Foreign Value Small Cap Fund will invest at least 80% of its total assets in stocks of small cap companies. Although there is no minimum market capitalization for companies whose securities Foreign Value Small Cap Fund may purchase, a small cap company will generally be a company with a market capitalization (at time of purchase) from $50 million to $2 billion.

Depositary Receipts. A depositary receipt is a receipt traded on an investor's domestic market for the shares of a company traded in foreign capital markets. American Depositary Receipts ("ADRs") are receipts of shares of a foreign-based company traded on a U.S. market. Instead of buying shares of foreign-based companies in foreign markets, U.S. investors can buy shares in the U.S. in the form of an ADR. Although traded in the U.S. markets, ADRs may be subject to the risks of their underlying foreign investments. Global Depositary Receipts ("GDRs") are receipts of shares of a company traded on a foreign market, typically an emerging market, and are generally

traded on major foreign exchanges. GDRs allow investors to avoid potentially difficult and expensive trading on the issuing company's home exchange. Because the companies issuing GDRs are not as well established and do not use the same accounting system as more developed markets, their stocks tend to be more volatile and less liquid. Other types of depositary receipts may also be used.

Foreign Value Small Cap Fund's Advisor primarily employs an investment approach that combines investment technology with fundamental analysis to select investments. This investment approach relies on computer databases, proprietary screens, and financial models to assist in the stock selection process. Proprietary computer models, databases and screens are capable of rapidly ranking a large universe of eligible investments using an array of traditional factors applied in financial analysis, such as cash flow, growth, and valuation analyses, as well as other non-traditional factors.

Foreign Value Small Cap Fund's Advisor uses a three-step investment decision making process, with the objective to identify companies with the most undervalued streams of sustainable cash flow. First, because the Advisor believes that country and industry factors are important influences on security prices, it employs proprietary quantitative investment technology to evaluate data such as cash flow and interest rates to produce a ranking of country and industry value sectors. Second, because the Advisor believes that normally volatile security price fluctuations produce company valuations that can undervalue the cash flow or assets of a company, it uses traditional valuation criteria to regularly screen a database of more than 16,000 international (non-U.S.) companies to identify a pool of approximately 500 or more securities with the greatest potential for undervalued streams of sustainable cash flow or undervalued assets. Third, the Advisor conducts rigorous fundamental research on the pool of companies identified throughout the first two steps of the investment process. The Advisor will maintain a "watch-list" of companies which may be used if the valuation of a company held in Foreign Value Small Cap Fund's portfolio falls below the value of an alternative company. With the benefit of these rankings, Foreign Value Small Cap Fund's Advisor also can monitor a portfolio of securities for consistency with Foreign Value Small Cap Fund's investment objectives.

Foreign Value Small Cap Fund generally will be invested in issuers in ten or more foreign countries. Although Foreign Value Small Cap Fund's Advisor may invest in both value stocks and growth stocks, Foreign Value Small Cap Fund mainly invests in value stocks that Foreign Value Small Cap Fund's Advisor believes are currently undervalued compared to their true worth. A growth stock is a stock the Advisor believes will have cash flow that are likely to grow faster than the economy as a whole and whose valuation assumes a higher growth rate of cash flow.

Foreign Value Small Cap Fund will focus on smaller capitalization companies whose equity market value is generally less than $2 billion.

Principal Risks

An investment in Foreign Value Small Cap Fund involves a high degree of risk. Even though Foreign Value Small Cap Fund seeks long-term growth of capital and income, you could lose money on your investment or not make as much as if you had invested elsewhere. See the **Principal Risks** table for more information on the main risks that could adversely affect your investment.

Principal Risks for Each Fund

Even though each Fund seeks to achieve its investment objective, you could lose money on your investment or not make as much as if you had invested elsewhere. The main risks that could affect your investment include:

Quant Funds					
Small Cap	Long/ Short	Emerging Markets	Foreign Value	Foreign Value Small Cap	Principal Risks
X	X	X	X	X	**Stock Market** • The risk that the stock price of one or more of the companies in a Fund's portfolio will fall, or will fail to appreciate as anticipated by the Fund's Advisor. Many factors can adversely affect a stock's performance. • The risk that movements in the securities markets will adversely affect the price of a Fund's investments, regardless of how well the companies in which a Fund invests perform.
X	X	X	X	X	**Common Stocks** • The value of a company's stock falls as a result of factors directly relating to that company, such as decisions made by its management or lower demand for the company's products or services. • The value of a company's stock falls as a result of factors affecting multiple companies in a number of different industries, such as increases in production costs. • The value of a company's stock falls as a result of changes in financial market conditions that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates.
X	X	X	X	X	**Warrants** Warrants do not carry with them the right to dividends or voting rights with respect to the securities that they entitle their holders to purchase, and they do not represent any rights in the assets of the issuer. An investment in warrants may be considered more speculative than certain other types of investments. The value of a warrant does not necessarily change with the value of the underlying securities, and warrants expire worthless if they are not exercised on or prior to their expiration date.

Quant Funds					Principal Risks
Small Cap	Long/ Short	Emerging Markets	Foreign Value	Foreign Value Small Cap	
X				X	**Small Cap Companies** Small cap companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Small cap companies' earnings and revenue tend to be less predictable than for larger companies. Stocks of these companies may trade less frequently and in limited volume, and their prices may fluctuate more than stocks of other companies. Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies. Such stocks may be harder to sell at the times and prices the Fund's Advisor thinks appropriate.
	X	X	X		**Small and Mid Cap Companies** To the extent that a Fund invests in small and mid cap companies, such companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Small and mid cap companies' earnings and revenue tend to be less predictable than for larger companies. Stocks of these companies may trade less frequently and in limited volume, and their prices may fluctuate more than stocks of other companies. Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies. Such stocks may be harder to sell at the times and prices the Fund's Advisor thinks appropriate.
X	X	X	X	X	**Value Stocks** To the extent the Fund invests in value stocks, if the Fund's Advisor's assessment of a company's prospects is wrong, or if the market fails to recognize the stock's value, then the price of the company's stock may not approach the value that the Fund's Advisor believes is the full market value. Value stocks may also decline in price even when the Fund's Advisor already believes they are undervalued.
X	X	X	X	X	**Growth Stocks** To the extent the Fund invests in growth stocks, if the Fund's Advisor's assessment of the prospects for the company's earnings growth is wrong, or if its judgment about how other investors will value the company's earnings growth is wrong, then the price of the company's stock may fall or not approach the value that the Fund's Advisor has placed on it.

Quant Funds					
Small Cap	Long/ Short	Emerging Markets	Foreign Value	Foreign Value Small Cap	Principal Risks
		X	X	X	**Foreign Investments** • Unfavorable changes in currency exchange rates: Foreign investments are normally issued and traded in foreign currencies. As a result, their values may be affected by changes in the exchange rates between particular foreign currencies and the U.S. dollar. • Political and economic developments: Foreign investments may be subject to the risks of seizure by a foreign government, imposition of restrictions on the exchange or transport of foreign currency, and tax increases. • Unreliable or untimely information: There may be less information publicly available about a foreign company than about most U.S. companies, and foreign companies are usually not subject to accounting, auditing and financial reporting standards and practices comparable to those in the United States. • Limited legal recourse: Legal remedies for investors such as the Fund may be more limited than those available in the United States. • Limited markets: Certain foreign investments may be less liquid (harder to buy and sell) and more volatile than domestic investments, which means the Fund may at times be unable to sell these investments at desirable prices. For the same reason, the Fund may at times find it difficult to value their foreign investments. • Trading practices: Brokerage commissions and other fees are generally higher for foreign investments than for domestic investments. The procedures and rules for settling foreign transactions may also involve delays in payment, delivery or recovery of money or investments. • Lower yield: Common stocks of foreign companies have historically offered lower dividends than comparable U.S. companies. Foreign withholding taxes may further reduce the amount of income available to distribute to shareholders of the Fund. The Fund's yield is therefore expected to be lower than yields of most funds that invest mainly in common stocks of U.S. companies. Certain of these risks may also apply to some extent to U.S.-traded investments that are denominated in foreign currencies, investments in U.S. companies that are traded in foreign markets, or to investments in U.S. companies that have significant foreign operations.

Quant Funds					
Small Cap	Long/ Short	Emerging Markets	Foreign Value	Foreign Value Small Cap	Principal Risks
		X	X	X	**Emerging Markets Investments** Investing in emerging markets involves risks in addition to and greater than those generally associated with investing in more developed foreign markets. The extent of foreign development, political stability, market depth, infrastructure and capitalization and regulatory oversight are generally less than in more developed markets. Emerging market economies can be subject to greater social, economic, regulatory and political uncertainties including potential expropriation and confiscatory taxation. All of these factors generally make emerging market securities more volatile and potentially less liquid than securities issued in more developed markets. Accordingly, at times the Fund may find it even more difficult to value their emerging markets investments than the Fund's other foreign investments.
	X				**Short Sales Risk** If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold short. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale. In addition, because the Fund's loss on a short sale arises from increases in the value of the security sold short, such loss is theoretically unlimited. By contrast, the Fund's loss on a long position arises from decreases in the value of the security and is limited by the fact that a security's value cannot drop below zero.
	X				**Segregated Account Risk** Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or highly liquid securities with a broker or custodian to cover the Fund's short position. Securities held in a segregated account cannot be sold while the position they are covering is outstanding, unless they are replaced with similar securities. As a result, there is the possibility that segregation of a percentage of the Fund's assets could affect its portfolio management.

Quant Funds					
Small Cap	Long/ Short	Emerging Markets	Foreign Value	Foreign Value Small Cap	Principal Risks
	X				**Leverage Risk** By investing the proceeds received from selling securities short, the Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value per share greater than without the use of leverage. This could result in increased volatility of returns.
		X	X	X	**Derivatives** The Fund may use futures and options on securities, indices and currencies and other derivatives. A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Even a small investment in derivatives could have a significant impact on the Fund's risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities. Derivatives may be used for both hedging and non-hedging purposes. Derivatives will not be used as a primary investment technique. Non-principal uses could include hedging against adverse changes in stock market prices, interest rates or currency exchange rates; using derivatives as a substitute for buying or selling securities or to increase the Fund's return as a non-hedging strategy that may be considered speculative.
X	X	X`	X	X	**Non-Diversification** • Each of the Funds is "non-diversified" under the Investment Company Act of 1940, as amended (the "1940 Act"), which means that it may invest a higher percentage of its assets in a smaller number of issuers. As a result, a decline in the value of the securities of one issuer could have a greater negative effect on the Fund. • **This risk is greater for smaller companies that are the primary investment vehicles for the Small Cap Fund and Foreign Value Small Cap Fund, which tend to be more vulnerable to adverse developments.**

Performance

The following bar charts and tables indicate some of the risks of investing in a Fund by showing changes in each Fund's performance over time. The tables also compare a Fund's performance to a broad measure of market performance that reflects the type of securities in which the Fund invests. Of course, past performance does not necessarily indicate how the Fund will perform (before and after taxes) in the future. Because the chart and table reflect calendar year performance, the numbers will differ from those in the "Financial Highlights" table later in this Prospectus and in the Fund's shareholder report, which are based on the Fund's fiscal year end of March 31.

Bar charts. The bar charts show changes in the annual total returns of a Fund's Ordinary Shares as of December 31 for the past ten years, or a shorter period of time if a Fund has not been in existence for ten years. Returns in the bar charts do not reflect the 1% deferred sales charge applicable to the Ordinary Shares of the Funds as described in the Summary of Fees and Expenses table below. The deferred sales charge, if reflected, would reduce the returns of a Fund. Returns for Institutional Shares will differ from the Ordinary Share returns due to differences in expenses between the classes.

Average annual total return tables. The average annual total return tables following the bar charts reflect the 1% deferred sales charge for the Ordinary Shares of each Fund. The average annual total return tables compare each class of a Fund to broad-based market indices that invest in comparable types of stocks. Unlike the Funds, the indexes are not actively managed. Investment returns for the indexes assume the reinvestment of dividends paid on stocks comprising the indexes.

After tax returns. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances and may differ from those shown. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. After-tax returns are shown only for Ordinary Shares and after-tax returns for Institutional Shares may vary. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. After-tax returns on distributions and sales may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of Fund shares.

QUANT FUNDS

Quant Small Cap Fund
Annual Return Ordinary Class
(Calendar year ended December 31)



The calendar year-to-date return of the Ordinary Shares of Small Cap Fund as of 6/30/2008 is −10.39%

Best Quarter: Q4 1999:   32.35%
Worst Quarter: Q3 1998: −20.08%

Average Annual Total Returns for the periods ended December 31, 2007

	1 Year	5 Years	10 Years
Ordinary Shares Before Taxes	−.82%	18.15%	8.53%
Ordinary Shares After Taxes on Distributions	−1.51%	17.16%	7.57%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	.20%	15.97%	7.22%
Institutional Shares Before Taxes	.59%	18.97%	9.18%
Russell 2000 Index (reflects no deductions for fees, expenses or taxes)	−1.57%	16.25%	7.08%

The Russell 2000 Index is comprised of the bottom two-thirds of the largest 3,000 publicly traded companies in the United States. It is widely recognized as representative of the general market for small company stocks.

Quant Long/Short Fund*
Annual Return Ordinary Class
(Calendar year ended December 31)



The calendar year-to-date return of the Ordinary Shares of Long/Short Fund as of 6/30/2008 is 10.69%.

Best Quarter: Q4 1999: 38.29%
Worst Quarter: Q3 2001: −19.50%

Average Annual Total Returns for the periods ended December 31, 2007*

	1 Year	5 Years	10 Years
Ordinary Shares Before Taxes	−3.07%	9.88%	4.22%
Ordinary Shares After Taxes on Distributions	−3.58%	9.75%	2.90%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	−1.29%	8.61%	3.19%
Institutional Shares Before Taxes	−1.83%	10.58%	4.83%
S&P 500 Index (reflects no deductions for fees, expenses or taxes)	5.49%	12.82%	5.91%

* On November 1, 2006, the Long/Short Fund (formerly known as Quant Growth and Income Fund) changed its principal investment strategy and prior to this date did not take short positions as part of its main investment strategies. Performance shown for periods prior to November 1, 2006 does not reflect the new investment strategy. On January 2, 2008, Analytic began serving as Advisor to the Long/Short Fund. Prior to January 2, 2008, SSgA Funds Management, Inc. served as Advisor to the Long/Short Fund.

The S&P 500 Index is comprised of stocks chosen by Standard & Poor's for their size and industry characteristics. It is widely recognized as representative of the general market for stocks in the United States.

QUANT FUNDS

Quant Emerging Markets Fund*
Annual Return Ordinary Class
(Calendar year ended December 31)



The calendar year-to-date return of the Ordinary Shares of Emerging Markets Fund as of 6/30/2008 is –14.95%.

Best Quarter: Q4 2003: 32.05%
Worst Quarter: Q3 2001: –18.08%

Average Annual Total Returns for the periods ended December 31, 2007

	1 Year	5 Years	10 Years
Ordinary Shares Before Taxes	43.99%	41.24%	17.03%
Ordinary Shares After Taxes on Distributions	43.01%	40.56%	16.65%
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	29.14%	37.28%	15.34%
Institutional Shares Before Taxes	45.91%	42.08%	17.67%
MSCI EM Index (reflects no deductions for fees, expenses or taxes)	39.78%	37.46%	14.53%

* Prior to November 3, 2003, Independence Investments LLC served as Advisor to the Emerging Markets Fund.

The Morgan Stanley Capital International Emerging Markets ("MSCI EM") Index is comprised of stocks located in emerging market countries other than the United States. It is widely recognized as representative of the general market for emerging markets.

Quant Foreign Value Fund
Annual Return Ordinary Class
(Calendar year ended December 31)



The calendar year-to-date return of the Ordinary Shares of Foreign Value Fund as of 6/30/2008 is –14.40%.

Best Quarter: Q2 2003: 22.56%
Worst Quarter: Q3 2001: –18.13%

Average Annual Total Returns for the periods ended December 31, 2007

	1 Year	5 Years	Since Inception	Inception Date
Ordinary Shares Before Taxes	–2.84%	22.83%	9.82%	5/15/98
Ordinary Shares After Taxes on Distributions	–3.82%	22.26%	9.36%	
Ordinary Shares After Taxes on Distributions and Sale of Fund Shares	–0.80%	20.32%	8.58%	
Institutional Shares Before Taxes	–1.57%	23.40%	12.98%	12/18/98
MSCI EAFE Index (reflects no deductions for fees, expenses or taxes)	11.63%	22.08%	7.85%	5/29/98*

* Reflects the return of the index since 5/29/98. The return of the index since 12/31/98 is 7.85%.

The Morgan Stanley Capital International Europe, Australasia and Far East ("MSCI EAFE") Index is comprised of stocks located in countries other than the United States. It is widely recognized as representative of the general market for developed foreign markets.

QUANT FUNDS

Quant Foreign Value Small Cap Fund

The Foreign Value Small Cap Fund commenced operations on May 1, 2008. Therefore, performance information as of December 31, 2007 is unavailable.

SUMMARY OF FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold shares of the Funds.

Shareholder Fees (fees paid directly from your investment)[1]

	ORDINARY SHARES	INSTITUTIONAL SHARES
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	1.00%[2]	None
Maximum Deferred Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions (as a percentage of offering price)	1.00%[2]	None
Maximum Redemption Fee	None	None

Annual Fund Operating Expenses as a percentage of average net assets (expenses that are deducted from Fund assets)

	Small Cap Fund	Long/Short Fund	Emerging Markets Fund	Foreign Value Fund	Foreign Value Small Cap Fund
Ordinary Shares					
Management Fee	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	0.25%[5]	0.25%[5]	0.25%[5]	0.25%	0.25%
Other Expenses[6]	0.34%	—	0.35%	0.31%	0.50%[3]
Short Sale Dividend Expenses	—	0.22%[7]	—	—	—
Remainder of Other Expenses	—	0.71%[7]	—	—	—
Total of Other Expenses	—	0.93%	—	—	—
Total Annual Fund Operating Expenses	1.59%	2.18%	1.60%	1.56%	1.75%[4]
Acquired Fund (Indirect Underlying Fund)[8]	—	—	0.02%	—	—
Total Direct and Acquired Fund Annual Operating Expenses	1.59%	2.18%	1.62%	1.56%	1.75%
Institutional Shares					
Management Fee	1.00%	1.00%	1.00%	1.00%	1.00%
Distribution and/or Service (12b-1) Fees	None	None	None	None	None
Other Expenses[6]	0.30%	—	0.39%	0.32%	0.50%[3]
Short Sale Dividend Expenses	—	0.22%[7]	—	—	—
Remainder of Other Expenses	—	1.01%[7]	—	—	—
Total of Other Expenses	—	1.23%	—	—	—
Acquired Fund (Indirect Underlying Fund)[8]	—	—	0.02%	—	—
Total Annual Fund Operating Expenses	1.30%	2.23%	1.41%	1.32%	1.50%[4]

[1] If you buy and sell shares through a broker or other financial intermediary, the intermediary may charge a separate transaction fee.

[2] The deferred sales charge of 1% is not imposed on certain redemptions including redemptions of shares (i) held by certain contributory 401(k) plans, (ii) maintained through the National Securities Clearing Corporation ("NSCC"), (iii) held in accounts maintained by No Transaction Fee ("NTF") programs of certain broker-dealers or (iv) clearing though certain financial intermediaries. See *How To Redeem—Payment of Redemption Amount* for more information. For the Foreign Value Small Cap Fund, the deferred sales charge of 1% is not imposed on the reinvestment of dividends.

[3] Estimated for the current fiscal year ending March 31, 2009.

[4] Quantitative Investment Advisors, Inc., doing business as ("d/b/a") Quantitative Advisors, the Funds' manager (the "Manager"), has contractually agreed to maintain the Foreign Value Small Cap Fund's total annual operating expenses at 2.00% and 2.25% of average daily net assets for the Institutional Shares and the Ordinary Shares, respectively, until July 31, 2009.

[5] Effective February 1, 2008, U.S. Boston Capital Corporation (the "Distributor") has contractually agreed to reduce distribution (Rule 12b-1) fees payable to the Distributor by the Small Cap Fund, Long/Short Fund and Emerging Markets Fund from 0.50% to 0.25%.

[6] The Funds have an expense offset arrangement that reduces their custodian fee based upon the amount of cash maintained by the Funds with the custodian. "Other expenses" in the table do not take into account these expense reductions, and are therefore higher than the actual expenses of the Funds. The Manager has contractually agreed to limit the total operating expenses of the Small Cap Fund to 2% of their average net assets, without giving effect to custody credits, if applicable. This agreement limits expenses at the Fund level and not at the individual share class level. Accordingly, the fees of any individual class may be higher than the expense limitation because the expense limit calculation adds the expenses of the different classes together and then divides that number by the total average net assets of the Fund. Expenses eligible for reimbursement under all applicable expense limitations do not include interest, taxes, brokerage commissions or extraordinary expenses. As a result, and as indicated above, total expenses may be higher than the expense limitation applicable for the Fund. For the fiscal year ended March 31, 2008, it was not necessary to limit expenses or waive fees for the Fund.

[7] The Long/Short Fund's principal investment strategies include selling securities short. When a cash dividend is declared on a security for which the Fund has a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the shorted security ("short-sale dividend expense"), and this obligation must be disclosed as a Fund expense under "Total of Other Expenses" and "Total Annual Fund Operating Expenses." However, any such dividend on a security sold short generally reduces the market value of the shorted security, thus increasing this Fund's unrealized gain or reducing this Fund's unrealized loss on its short-sale transaction.

[8] Acquired Fund Fees and Expenses are not fees or expenses incurred by a Fund directly but are expenses of underlying funds in which a the Fund invests. You incur these fees and expenses indirectly through the Fund's investment in those underlying funds. The fees presented above represent those incurred during the prior fiscal year. Acquired Fund Fees and Expenses may be higher or lower than the amount shown above based on expenses of the underlying funds as well as the degree to which a Fund invests in underlying funds. The "Total Direct and Acquired Fund Annual Fund Operating Expenses" will not correlate to the Fund's ratio of expenses to average net assets in the Fund's Financial Highlights, which reflects the operating expenses of the Fund and does not include "Acquired Fund Fees and Expenses."

Example

This Example is intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same as set forth in the table above. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Ordinary Shares				Institutional Shares			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
Small Cap	$263	$624	$1,022	$2,205	$133	$420	$736	$1,676
Long/Short	$323	$815	$1,356	$2,966	$229	$721	$1,263	$2,875
Emerging Markets	$266	$634	$1,039	$2,244	$145	$456	$799	$1,818
Foreign Value	$260	$614	$1,005	$2,166	$135	$427	$748	$1,702
Foreign Value Small Cap	$279	$676	$1,113	$2,411	$154	$485	$850	$1,934

This Example assumes that you do not redeem your shares at the end of the period:

	Ordinary Shares				Institutional Shares			
	1 year	3 years	5 years	10 years	1 year	3 years	5 years	10 years
Small Cap Fund	$163	$514	$901	$2,050	$133	$420	$736	$1,676
Long/Short Fund	$223	$704	$1,235	$2,811	$229	$721	$1,263	$2,875
Emerging Markets Fund	$166	$523	$918	$2,089	$145	$456	$799	$1,818
Foreign Value Fund	$160	$504	$884	$2,011	$135	$427	$748	$1,702
Foreign Value Small Cap Fund	$179	$565	$991	$2,256	$154	$485	$850	$1,934

The Example does not reflect deferred sales charges on reinvested dividends and other distributions. If the deferred sales charges were included, your costs would be higher.

NON-PRINCIPAL INVESTMENT POLICIES AND RELATED RISKS

The section *Basic Information about the Funds* describes each Fund's investment objective and principal investment strategies and risks. This section describes additional investments that a Fund may make or strategies it may pursue to a lesser degree to achieve a Fund's goal. Some of a Fund's secondary investment policies also entail risks. To learn more about these risks you should obtain and read the Funds' Statement of Additional Information ("SAI"). You may request a free copy of the SAI by mail, phone or by accessing the internet. See the last page of this Prospectus.

All Funds

Investments other than Common Stocks. A Fund may invest up to 20% of its assets in investments such as preferred stocks, convertible securities, fixed income securities, real estate investment trusts, or repurchase agreements.

A Fund will invest in convertible securities primarily for their equity characteristics.

A Fund may invest in fixed income securities of any maturity. A Fund may not invest more than 10% of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

Fixed income securities are subject to the risk of an issuer's inability to meet principal or interest payments on its obligations. Factors which could contribute to a decline in the market value of debt securities in a Fund's portfolio include rising interest rates or a reduction in the perceived creditworthiness of the issuer of the securities. A fixed income security is considered investment grade if it is rated in one of the top four categories by a nationally recognized statistical rating organization or determined to be of equivalent quality by an Advisor. Fixed income securities rated below investment grade are commonly referred to as "junk bonds" and are considered speculative. Below investment grade fixed income securities involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher grade fixed income securities.

Real estate investment trusts ("REITs") are companies that invest primarily in real estate or real estate related loans. Investing in REITs involves unique risks. They are significantly affected by the market for real estate and are dependent upon management skills and cash flow. In addition to its own expenses, a Fund will, in some cases, indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests.

Derivatives. A Fund may use futures and options on securities, indices and currencies and other derivatives.

A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments. Even a small investment in derivatives could have a significant impact on a Fund's risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities.

Derivatives may be used for both hedging and non-hedging purposes. Derivatives will not be used as a primary investment technique. Non-principal uses could include hedging against adverse changes in stock market prices, interest rates or currency exchange rates; using derivatives as a substitute for buying or selling securities or to increase a Fund's return as a non-hedging strategy that may be considered speculative.

Exchange Traded Funds. A Fund may invest up to 10% of its total net assets in other investment companies including exchange traded funds ("ETFs") to the extent that such investments are consistent with the Fund's investment objective and policies and permissible under the 1940 Act. A Fund will indirectly bear its proportionate share of any management fees paid by such other investment companies in which it invests in addition to the investment advisory fee paid by the Fund. Shareholders of the Fund would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Short Term Trading. Normally, a Fund's Advisor does not trade for short-term profits. A Fund will sell an investment, however, even if it has only been held for a short time, if it no longer meets a Fund's investment criteria.

Portfolio Turnover. A Fund's annual portfolio turnover ratio will vary. If a Fund's Advisor does a lot of trading, the Fund will experience increased operating expenses, which could reduce performance and may cause shareholders to incur an increased level of taxable income or capital gains. See Financial Highlights for actual turnover rates.

Cash Management and Temporary Defensive Strategies. Normally, each Fund's Advisor invests substantially all of a Fund's assets to meet the Fund's investment objective. A Fund's Advisor may invest the remainder of a Fund's assets in short term debt obligations with remaining maturities of less than one year, cash equivalents or may hold cash. For temporary defensive purposes, a Fund's Advisor may judge that market conditions make pursuing the Fund's investment strategies inconsistent with the best interests of its shareholders. A Fund's Advisor may then temporarily use alternative strategies that are mainly designed to limit the Fund's losses. Although a Fund's Advisor

has the flexibility to use these strategies, it may choose not to for a variety of reasons, even in very volatile market conditions. These strategies may cause a Fund to miss out on investment opportunities, and may prevent a Fund from achieving its objective.

Securities Lending. A Fund may lend securities from their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. Loans of portfolio securities by a Fund may not exceed 30% of the value of a Fund's total assets. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral in cash or cash equivalents (such as U.S. Treasury bills) at least equal at all times to the market value of the securities lent. The borrower pays to a Fund an amount equal to any dividends or interest received on the securities lent. A Fund may invest the cash collateral received in interest-bearing, short-term securities or receive a fee from the borrower. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in the recovery of the securities or loss of rights in the collateral should the borrower fail financially.

Changes in Policies. The Trustees may change each Fund's objective, investment strategies and other policies without shareholder approval, except as otherwise indicated. However, each Fund's policy of investing at least 80% of its assets in a particular type of investment may not be materially revised unless shareholders are notified at least 60 days in advance of the proposed change.

MANAGEMENT OF THE FUNDS

Under Massachusetts' law, the management of the Funds' business and affairs is the ultimate responsibility of the Board of Trustees of the Funds.

The Manager

The Funds are managed by Quantitative Investment Advisors, Inc. d/b/a Quantitative Advisors, 55 Old Bedford Road, Lincoln, MA 01773 (the "Manager"), which handles the Funds' business affairs. Quantitative Advisors is a privately held financial services firm providing administrative services and facilities to the Quant Funds. As of March 31, 2008, the firm had approximately $1.7 billion in assets under management for mutual funds, institutional and other clients.

The Manager may, subject to the approval of the Trustees, choose the investments of the Funds itself or, subject to the approval by the Trustees, select sub-advisors (the "Advisors") to execute the day-to-day investment strategies of the Funds. The Manager currently employs Advisors to make the investment decisions and portfolio transactions for each of the Funds and supervises the Advisors' investment programs.

Day-to-day responsibility for investing the Funds' assets currently is provided by the Advisors described below. The Funds have received an exemptive order from the Securities and Exchange Commission ("SEC") that permits the Manager, subject to certain conditions, to enter into or amend an advisory contract with Advisors without obtaining shareholder approval. With Trustee approval, the Manager may employ a new Advisor for a Fund, change the terms of the advisory contracts, or enter into new advisory contracts with the Advisors. The Manager retains ultimate responsibility to oversee the Advisors and to recommend their hiring, termination, and replacement. Shareholders of a Fund continue to have the right to terminate the advisory contract applicable to that Fund at any time by a vote of the majority of the outstanding voting securities of the Fund. Shareholders will be notified of any Advisor changes or other material amendments to an advisory contract that occur under these arrangements.

The Advisors and Portfolio Management

The Advisors provide portfolio management and related services to each Fund, including trade execution.

The SAI provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager and each portfolio manager's ownership of shares of his or her Fund.

Quant Small Cap Fund

Advisor. Columbia Partners, L.L.C., Investment Management ("Columbia"), 5425 Wisconsin Avenue, Suite 700, Chevy Chase, MD 20815 serves as the investment subadviser to the Small Cap Fund. As of March 31, 2008, Columbia had approximately $2.7 billion in assets under management for individual, pension plan and endowment accounts.

Portfolio Management. The Small Cap Fund is co-managed by Rhys Williams and Robert von Pentz who are supported by a team consisting of the following members: Gráinne Coen, Matt Williams, Dan Goldstein, and Mark Tindall. Mr. Williams leads the team and is primarily responsible for day-to-day recommendations with respect to the Fund's portfolio.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Robert A. von Pentz, CFA	Since 1996	Chief Investment Officer and head of Equity Investments since 1996 Investment professional since 1984
Rhys Williams, CFA	Since 1997	Senior Equity Portfolio Manager since 1997 Investment professional since 1990
Gráinne Coen	Since 2001	Equity Team Portfolio Manager & Research Analyst since 2001 Investment professional since 1996
Matt Williams, CPA, CFA	Since 2006	Equity Team Portfolio Manager since 2006 Investment professional since 1986. From 2004-2006 as Vice President, Research at Rittenhouse Asset Management and from 2001-2003 as an Analyst/Portfolio Manager at Gardner Lewis Asset Management.
Dan Goldstein, CFA	Since 1996	Equity Team Portfolio Manager & Research Analyst since 1996 Investment professional since 1994
Mark Tindall, CFA	Since 2003	Equity Team Portfolio Manager & Research Analyst since 2003 Investment professional since 1998. Prior to joining Columbia Partners, he spent four years analyzing equity securities at AIM Management.

Quant Long/Short Fund

Advisor. Analytic Investors, LLC ("Analytic"), 555 West Fifth Street, 50th Floor, Los Angeles, CA 90013, serves as the investment subadviser to the Long/Short Fund. Analytic is a subsidiary of Old Mutual plc. Analytic had approximately $12 billion of assets under management as of March 31, 2008. Prior to January 2, 2008, the Fund's investment subadviser was SSgA Funds Management, Inc.

Portfolio Management. The Long/Short Fund is managed by the US Equity Team at Analytic. The portfolio managers identified below are primarily responsible for the day-to-day management of the Long/Short Fund.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Harindra de Silva, Ph.D., CFA	Portfolio Manager since January 2008	President/Portfolio Manager since 1998 Investment professional since 1986
Dennis Bein, CFA	Portfolio Manager since January 2008	Chief Investment Officer/Portfolio Manager since 2004; Portfolio Manager from 1995 to 2004 Investment professional since 1990
Steve Sapra, CFA	Portfolio Manager since January 2008	Portfolio Manager since 1999 Investment professional since 1997

QUANT FUNDS

Quant Emerging Markets Fund

Advisor. PanAgora Asset Management, Inc. ("PanAgora"), 260 Franklin Street, Boston, MA 02110, serves as the investment subadvisor to the Emerging Markets Fund. As of March 31, 2008, PanAgora had over $20 billion in assets under management in portfolios of institutional pension and endowment funds, among others. Putnam Investments LLC is a control person of PanAgora.

Portfolio Management. The Emerging Markets Fund is managed by the following team.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
David P. Nolan, CFA	Since 2003	Portfolio Manager, Equity Investments Investment professional since 1984; from 1999 to 2003 as a portfolio manager for the Fund at Independence Investment LLC and its predecessor company, Boston International Advisors; portfolio manager with PanAgora since 2003.
Joel G. Feinberg	Since 2008	Director, Equity Investment Investment professional since 2000; from 2002 to 2005 as Senior Associate of Operations at Panagora; Research Associate in Macro Strategies in 2005 at Panagora; Portfolio Manager, Equity Investment 2006 to 2008 with Panagora.
Sanjoy Ghosh, Ph.D.	Since 2008	Director, Equity Investments Dr. Ghosh is a Director responsible for managing the firm's dynamic equity investments. Prior to joining PanAgora, he worked at Putnam Investments as a portfolio manager on the Structured Equity team from 2000 until 2004 and has over 6 years investment industry experience.
Ronald Hua, CFA	Since 2008	Chief Investment Officer and Head of Research, Equity Investments; 1999 to 2004 as Lead Manager of Structured Equity Team for Putnam Investments. Mr. Hua is Chief Investment Officer, Equity Investments. He is responsible for all equity strategies at PanAgora. He is also a member of the firm's Management and Investment Committees. Mr. Hua is a CFA charterholder with over 10 years investment industry experience.
Dmitri Kantsyrev, Ph.D., CFA	Since 2008	Analyst, Equity Investments Dr. Kantsyrev is a Quantitative Analyst on the Dynamic Equity Modeling Team primarily responsible for conducting research for PanAgora's Global and International Equity strategies. Dr. Kantsyrev joined PanAgora from the University of Southern California, where he studied Finance from 2003 to 2007. Dr. Kantsyrev is a CFA charterholder.

Quant Foreign Value Fund and Quant Foreign Value Small Cap Fund

Advisor. Polaris Capital Management, LLC ("Polaris"), 125 Summer Street, Boston, MA 02110, serves as the investment subadviser to the Foreign Value Fund and the Foreign Value Small Cap Fund. As of March 31, 2008, Polaris had $3.8 billion in assets under management for institutional clients and affluent individuals.

Foreign Value Fund—Portfolio Management. Bernard R. Horn, Jr. is the lead portfolio manager of the Foreign Value Fund. Sumanta Biswas generally contributes to the day-to-day management of the Fund's portfolio through such means as performing research and management of Polaris' proprietary quantitative model. Mr. Biswas may also provide advice on investment decisions during periods when Mr. Horn is unavailable, but does not generally make the final decision as to which securities to purchase or sell for the Fund. The extent to which Mr. Biswas may perform these functions, and the nature of the functions, may change from time to time.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Bernard R. Horn, Jr.	Since 1998 (Fund inception) lead portfolio manager	Founder and Portfolio Manager since 1995.
		Investment professional since 1980.
		B.S. in business administration Northeastern University 1978. M.S. degree in management from the Alfred P. Sloan School of Management at M.I.T 1980.
Sumanta Biswas	Since 2004	Assistant Portfolio Manager since 2004.
		Investment professional since 1996; 1996 to 2000 as an officer for the Securities and Exchange Board of India; in 2001 as an intern for Delta Partners; 2002 to 2004 as an Analyst for Polaris.
		M.S. degree Boston College 2001, MBA Calcutta University in India 1996; undergraduate degree in engineering North Bengal University 1993, and a diploma in business finance from the Institute of Chartered Financial Analysts of India.

Foreign Value Small Cap Fund—Portfolio Management. Bernard R. Horn, Jr. is the lead portfolio manager of the Fund. Sumanta Biswas, Bin Xiao, Andry Sutanto and Rich Howe (the "Investment Team") generally contribute to the day-to-day management of the Fund's portfolio through such means as performing research and management of Polaris' proprietary quantitative model. The Investment Team may also provide advice on investment decisions during periods when Mr. Horn is unavailable, but does not generally make the final decision as to which securities to purchase or sell for the Fund. The extent to which The Investment Team may perform these functions, and the nature of the functions, may change from time to time.

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Bernard R. Horn, Jr.	Lead Portfolio Manager since 2008 (Fund inception)	Founder and Portfolio Manager since 1995.
		Investment professional since 1980.
		B.S. in business administration Northeastern University 1978. M.S. degree in management from the Alfred P. Sloan School of Management at M.I.T 1980.
Sumanta Biswas	Since 2008 (Fund inception) assistant portfolio manager	Assistant Portfolio Manager since 2004.
		Investment professional since 1996; 1996 to 2000 as an officer for the Securities and Exchange Board of India; in 2001 as an intern for Delta Partners; 2002 to 2004 as an Analyst for Polaris.
		M.S. degree Boston College 2001, MBA Calcutta University in India 1996; undergraduate degree in engineering North Bengal University 1993, and a diploma in business finance from the Institute of Chartered Financial Analysts of India.
Bin Xiao	Analyst since 2008 (Fund inception)	Analyst with Polaris since 2006.
		Internship at HSBC Global Investment Banking in 2005, internship at Polaris in 2004/2005. 2002 to 2004 as a software architect and project manager at PNC Financial Service Group (PFPC), following positions as an information systems engineer and software engineer at Vanguard Group and RIT Research Corporation respectively.
		MBA MIT's Sloan School of Management 2006; M.S. degree computer science Rochester Institute of Technology 2000; undergraduate degree Beijing Institute of Technology in China in 1998. Completed CFA Level III.

QUANT FUNDS

Portfolio manager	Portfolio manager experience in this Fund	Primary title(s) with Advisor, primary role and investment experience
Andry Sutanto	Analyst since 2008 (Fund inception)	Analyst with Polaris since 2005.
		Research and teaching assistant Northeastern University 2004; Computer engineer with the Cambridge Research Group 2001-2003.
		Dual Master's degrees in finance and business administration January 2006 Northeastern University. Undergraduate degree from Boston University. CFA Level II candidate.
Richard V. Howe, CFA	Analyst since 2008 (Fund inception)	Analyst with Polaris since 2005.
		Investment Professional since 1973. In 1986 became the CIO at Tucker Anthony Management (TAMCO). When TAMCO was renamed Freedom Capital Management in 1990, Mr. Howe became the principal portfolio manager in charge of value equity fund management at Freedom, remaining in that role until 2005.
		MBA Wharton School at the University of Pennsylvania, undergraduate degree economics the University of Virginia.

Management and Advisory Fees

As compensation for services rendered for fiscal year ended March 31, 2008, each Fund paid the Manager a monthly fee at the annual rate of 1% of the average daily net assets. From the management fee, the Manager pays the expenses of providing investment advisory services to the Funds, including the fees of the Advisors of each individual Fund, if applicable.

The subadvisory agreement for the Advisor for the Long/Short Fund was approved during the fiscal period from October 1, 2007 to March 31, 2008, and the Funds' annual report to shareholders dated March 31, 2008 contains a detailed discussion of the Board of Trustees' consideration of that agreement's approval. The Funds' semi-annual report to be dated September 30, 2008 will contain a detailed discussion of the Board of Trustees' consideration of the advisory and/or subadvisory agreements approved during the fiscal period from April 1, 2008 to September 30, 2008, including the agreements with the Manager and the Advisor for the Small Cap Fund, the Emerging Markets Fund, the Foreign Value Fund and the Foreign Value Small Cap Fund.

Fee Waivers/Expense Limitations. The Manager is contractually obligated to reduce its compensation with respect to the Small Cap Fund to the extent that Small Cap Fund's total expenses exceed 2.00% of average daily net assets for any fiscal year. The Manager has also agreed to assume expenses of Small Cap Fund, if necessary, in order to reduce its total expenses to no more than 2.00% of average daily net assets for any fiscal year. No such reductions in compensation were necessary for the fiscal year ended March 31, 2008.

The Manager, has contractually agreed to maintain the Foreign Value Small Cap Fund's total annual operating expenses at 2.00% and 2.25% of average daily net assets for the Institutional Shares and the Ordinary Shares, respectively, from May 1, 2008 (commencement of operations) until July 31, 2009.

The Manager may voluntarily or contractually agree to limit the total operating expenses of a Fund for a period of time by waiving fees or reimbursing a Fund for an expense that it would otherwise incur. In such cases, the Manager may seek reimbursement from the Fund if the Fund's total operating expenses fall below that limit prior to the end of the Funds' fiscal year. Expenses eligible for reimbursement do not include interest, taxes, brokerage commissions, or extraordinary expenses, and expenses are calculated gross of custody credits, if applicable. Extraordinary expenses include, but are not limited to, the higher incremental costs of custody associated with foreign securities, litigation and indemnification expenses. The agreement is subject to periodic review and there is no guarantee that the Manager will continue to limit these expenses in the future.

Revenue Sharing Payments. The Manager or its affiliates may make payments, out of their own assets to certain intermediaries or their affiliates (including the Distributor, U.S. Boston Capital Corporation) based on sales or assets attributable to the intermediary, or such other criteria agreed to by the Manager. Such payments are paid by the Manager or its affiliates out of their profits or other available sources and do not impact the total operating expenses of the Fund. The intermediaries to which payments may be made are determined by the Manager. These payments, often referred to as "revenue sharing payments", may be in addition to other payments such as Rule 12b-1 fees or deferred sales charges and may provide an incentive, in addition to any sales charge, to these firms to actively promote the Funds or to provide marketing or service support to the Funds.

In some circumstances, these payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of a Fund. Please contact your financial intermediary for detail about revenue sharing payments it may receive.

Administrative and Processing Support Payments. The Manager or its affiliates may make payments to certain financial intermediaries that sell Fund shares for certain administrative services, including record keeping and sub-accounting shareholder accounts, to the extent that the Funds do not pay for these costs directly. The Manager or its affiliates also may make payments to certain financial intermediaries that sell Fund shares in connection with client account maintenance support, statement preparation and transaction processing. The types of such payments may include, among others, payment of ticket charges per purchase or exchange order placed by a financial intermediary, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a financial intermediary's mutual fund trading system.

HOW TO INVEST

The Funds offer two classes of shares through this Prospectus: Ordinary Shares and Institutional Shares.

Ordinary Shares are available to all purchasers and are subject to a fee charged pursuant to Rule 12b-1 under the 1940 Act ("12b-1 fee") and in some cases a deferred sales charge as set forth below:

Fund	Deferred Sales Charge (as a percentage of offering price)[1]	12b-1 (Distribution) Fee
Small Cap	1.00%	0.25%
Long/Short	1.00%	0.25%
Emerging Markets	1.00%	0.25%
Foreign Value	1.00%	0.25%
Foreign Value Small Cap	1.00%	0.25%

[1] Deferred sales charge is based on offering price and paid upon redemption of Fund shares. For the Foreign Value Small Cap Fund, the deferred sales charge does not apply to the reinvestment of dividends.

Institutional Shares are available to limited classes of purchasers on a "no-load" basis, that is, they are not subject to a sales charge or 12b-1 fee. See *How to Redeem—Payment of Redemption Amount.* Both classes of shares represent interests in the same portfolio of securities and each has the same rights, except that Ordinary Shares have exclusive voting rights with respect to the Funds' 12b-1 Plan, which is described below.

At this time the Quant Funds do not accept applications from Foreign Persons (persons who are not U.S. citizens or resident aliens).

Classes of Shares

Ordinary Shares

The minimum initial investment is generally $2,500. However, you may make a minimum investment of $1,000 if you:

- participate in the Funds' Automatic Investment Plan;

- open a Uniform Gifts/Transfers to Minors account; or

- open an Individual Retirement Account ("IRA") or an account under a similar plan established under the Employee Retirement Income Security Act of 1974, or for any pension, profit sharing or other employee benefit plan or participant therein, whether or not the plan is qualified under Section 401 of the Internal Revenue Code of 1986, as amended, including any plan established under the Self-Employed Individuals Tax Retirement Act of 1962 (HR-10).

The Funds or the Distributor, at their discretion, may waive these minimums.

You may make subsequent purchases in any amount, although the Funds or the Distributor, at their discretion, reserve the right to impose a minimum at any time.

Institutional Shares

Institutional Shares are offered to clients who meet eligibility and minimum investment amount requirements. The minimum initial investment amount may be invested in one or more of the Quant Funds that currently offer Institutional Shares. There is no minimum additional investment amount.

Institutional Shares are not subject to any sales charges or fees pursuant to the Funds' 12b-1 Plan.

Minimum Initial Investment	Eligible Classes of Institutional Share Investors
$1 million or more	(i) benefit plans with at least $10,000,000 in plan assets and 200 participants, that either have a separate trustee vested with investment discretion and certain limitations on the ability of plan beneficiaries to access their plan investments without incurring adverse tax consequences or which allow their participants to select among one or more investment options, including the Fund; (ii) banks and insurance companies purchasing shares for their own account; (iii) an insurance company separate account; or (iv) a bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds purchasing for non-discretionary customers or accounts.
$1 million or more in the aggregate	If an account or group of accounts is (a) not represented by a broker/dealer, (b) the minimum initial investment is at least $1 million in the aggregate at the plan, group or organization level and (c) the investment is made by: (1) A private foundation that meets the requirements of Section 501(c)(3) of the Internal Revenue Code; (2) An endowment or organization that meets the requirements of Section 509(a)(1) of the Internal Revenue Code; or (3) A group of accounts related through a family trust, testamentary trust or other similar arrangement purchasing Institutional Shares through or upon the advice of a single fee-paid financial intermediary other than the Manager or Distributor.

Minimum Initial Investment	Eligible Classes of Institutional Share Investors
None	Investments made for an individual account or a group of accounts: (i) through an eligible mutual fund wrap program. To be eligible, a mutual fund wrap program must offer allocation services, charge an asset-based fee to its participants for asset allocation and/or offer advisory services, and meet trading and operational requirements under an appropriate agreement with the Distributor or clearing entity; or (ii) by registered investment advisers who are (a) charging an asset based fee for their advisory services and (b) purchasing on behalf of their clients. You should ask your investment firm if it offers and you are eligible to participate in such a mutual fund program and whether participation in the program is consistent with your investment goals. The intermediaries sponsoring or participating in these mutual fund programs also may offer their clients other classes of shares of the Quant Funds and investors may receive different levels of services or pay different fees depending upon the class of shares included in the program. Investors should consider carefully any separate transaction and other fees charged by these programs in connection with investing in each available share class before selecting a share class. Neither the Fund, nor the Manager, nor the Distributor receives any part of the separate fees charged to clients of such intermediaries.
None	(i) any state, county, city, or any instrumentality, department, authority, or agency of these entities or any trust, pension, profit-sharing or other benefit plan for the benefit of the employees of these entities which is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company; or (ii) officers, partners, trustees or directors and employees of the Funds, the Funds' affiliated corporations, or of the Funds' Advisors and their affiliated corporations (a "Fund Employee"), the spouse or child of a Fund Employee, a Fund Employee acting as custodian for a minor child, any trust, pension, profit-sharing or other benefit plan for the benefit of a Fund Employee or spouse and maintained by one of the above entities, the employee of a broker-dealer with whom the Distributor has a sales agreement or the spouse or child of such employee. To qualify for the purchase of Institutional Shares, Fund Employees and other persons listed in section (ii) must provide Quantitative Institutional Services, a division of the Manager ("Transfer Agent"), with a letter stating that the purchase is for their own investment purposes only and that the shares will not be resold except to the Funds.

The Manager, at its sole discretion, may accept investments of $1 million or more in the aggregate from other classes of investors substantially similar to those listed above. In addition, the Manager may waive or lower initial investment amounts in other circumstances. Please call **1-800-326-2151** for more information.

Distributor and Distribution Plan

U.S. Boston Capital Corporation is the distributor of the Funds' shares.

The Funds have adopted a distribution plan under Rule 12b-1 to pay for the marketing and distribution of Fund shares and for services provided to shareholders of the Funds' Ordinary Shares as described above. Rule 12b-1 fees are paid out of the Fund's assets on an on-going basis, which will increase the cost of your investment and cost more than other types of sales charges. The distribution fee is not directly tied to the Distributor's expenses. If the Distributor's expenses exceed the Distributor's fee, the Funds are not required to reimburse the Distributor for the excess expenses; if the Distributor's fee exceeds the Distributor's expenses, the Distributor may realize a profit.

Additional dealer compensation. The Distributor or its affiliates may pay additional compensation, out of their own assets, to certain brokerage firms and other intermediaries or their affiliates, based on sales or assets attributable to the broker or intermediary, or such other criteria agreed to by the Distributor. The brokers or intermediaries to which payments may be made are determined by the Distributor. These payments may provide an incentive, in addition to any deferred sales charge, to these firms to actively promote the Quant Funds or cooperate with the Distributor's promotional efforts or to provide marketing or service support to the Quant Funds. See the SAI for more information.

Making an Initial Investment

You may purchase shares of each class of a Fund at the per share net asset value of shares of such class next determined after your purchase order is received in good order by the Fund. Orders received prior to the close of regular trading on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m., Eastern time), will receive that day's closing price, unless such trade is placed as a result of an online purchase through the Quant Funds' web site in which case the trade will receive the price next determined after the money requested from your bank via the Automated Clearing House ("ACH") system are received by the Funds' transfer agent. The Funds will accept orders for purchases of shares on any day on which the NYSE is open. See *Calculation of Net Asset Value.* The offering of shares of the Funds, or of any particular Fund, may be suspended from time to time, and the Funds reserve the right to reject any specific order.

You must provide the Fund with a completed Account Application for all initial investments, a copy of which may be obtained by calling **1-800-326-2151**, or online at **www.quantfunds.com**.

Transaction Privileges. If you wish to have telephone exchange or telephone redemption privileges for your account, you must elect these options on the Account Application. *You should carefully review the Application and particularly consider the discussion in this Prospectus regarding the Funds' policies on exchanges of Fund shares and processing of redemption requests.* Some accounts, including IRA accounts, require a special Account Application. See *Investment Through Tax Deferred Retirement Plans.* For further information, including assistance in completing an Account Application, call the Funds' toll-free number 1-800-326-2151. *Generally, shares may not be purchased by facsimile request or by electronic mail.*

Patriot Act Identity Verification. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will need to supply your name, address, date of birth, and other information that will allow the Fund to identify you. The Fund may close your account if it cannot adequately verify your identity. If your account must be closed, your redemption price will be the net asset value (less applicable sales charges) on the date of redemption.

Investments by Check. You may purchase shares of the Funds by sending a check payable in U.S. dollars to Quant Funds specifying the name(s) of the Fund(s) and amount(s) of investment(s), together with the appropriate Account Application (in the case of an initial investment) to:

> Quant Funds
> Attention: Transfer Agent
> 55 Old Bedford Road
> Lincoln, Massachusetts 01773

If you buy shares with a check that does not clear, your account may be subject to extra charges to cover collection costs. Third party checks, cashiers checks and money orders will not be accepted. Purchases made by check must wait 15 days prior to being liquidated.

Internet Transactions. Investors may make subsequent investments in their accounts through the Quant Funds' web site.

Quant Funds will accept Internet purchase instructions only if the purchase price is paid to Quant Funds through debiting your bank account. Quant Funds imposes a limit of $10,000 on Internet purchase transactions and shareholders may only redeem shares purchased via the Quant Funds web site in writing or by calling the Quant Funds shareholder service line at **1-800-326-2151.** Regardless of the method of redemption, for the first 90 days after the Internet purchase of shares is made, proceeds from the redemption of such shares will be paid only via ACH to the same bank account from which the purchase payment to Quant Funds originated.

If the bank account number changes during such 90 days, the shareholder must provide the Quant Funds with a signature guaranteed letter of instruction from a bank or a qualified broker/dealer changing the bank account number prior to such redemption. If during such 90-day period you are unable to open a replacement bank account, you must provide a signature guaranteed letter of redemption as described in Written Request for Redemption (regardless of the amount redeemed, the person to whom the redemption proceeds are to be paid or the address to which the redemption proceeds are to be sent).

Quant Funds employs reasonable procedures to confirm that transactions entered into over the Internet are genuine. These procedures include the use of alphanumeric passwords, secure socket layering, encryption and other precautions reasonably designed to protect the integrity, confidentiality and security of shareholder information. In order to enter into a transaction on the Quant Funds' web site, you will need your Social Security Number and an alphanumeric password. If Quant Funds follows these procedures, neither Quant Funds, its affiliates, nor any Fund will be liable for any loss, liability, cost or expense for following instructions communicated via the Internet that are reasonably believed to be genuine or that follow Quant Funds' security procedures. By entering into the user's agreement with Quant Funds through our web site, you lose certain rights if someone gives fraudulent or unauthorized instructions to Quant Funds that result in a loss to you.

Automatic Investment Plan

You may participate in the Automatic Investment Plan for the Funds by completing the appropriate section of the Account Application and enclosing a minimum investment of $1,000 per Fund. You must also authorize an automatic withdrawal of at least $100 per account from your checking or similar account each month to purchase shares of a Fund. You may cancel the Plan at any time, but your request must be received five business days before the next automatic withdrawal (generally the 20th of each month) to become effective for that withdrawal. Requests received fewer than five business days before a scheduled withdrawal will take effect with the next scheduled withdrawal. The Funds or the Transfer Agent may terminate the Automatic Investment Plan at any time.

Investments by Wire

If you wish to buy shares by wire, please contact the Transfer Agent at **1-800-326-2151** or your dealer or broker for wire instructions. For new accounts, you must provide a completed Account Application before, or at the time of, payment. To ensure that a wire is credited to the proper account, please specify your name, the name(s) of the Fund(s) and class of shares in which you are investing, and your account number. A bank may charge a fee for wiring funds.

Investments through Brokers and other Financial Intermediaries

Shares may be purchased through any securities dealer with whom the Distributor has a sales agreement. Shares also may be made available through financial service firms which are also securities dealers and which have a service agreement with the Distributor. The Funds have approved the acceptance of purchase request orders effective as of the time of their receipt by certain authorized financial intermediaries or their designees as long as these orders are received by these entities prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern Time). Securities dealers and financial service firms are responsible for transmitting your order to the Funds in a timely

manner. The Quant Funds reserve the right to adjust the closing time to coincide with an earlier closing of the NYSE or due to other unusual circumstances.

If you invest in a Fund through investment professionals or other financial intermediaries, including wrap programs and fund supermarkets, other conditions may apply to your investment in the Fund, and the investment professional or intermediary may charge you a transaction-based or other fee for its services. These conditions and fees are in addition to those imposed by the Quant Funds and its affiliates. You should ask your investment professional or financial intermediary about its services and any applicable fees.

If your shares are held in your investment firm's name, the options and services available to you may be different from those discussed in this prospectus. Ask your investment professional for more information.

Exchange of Securities for Shares of the Fund

At the discretion of the Manager and relevant Advisors, you may purchase shares of a Fund in exchange for securities of certain companies, consistent with the Fund's investment objectives. Additional information regarding this option is contained in the *Statement of Additional Information.*

Subsequent Investments

If you are buying additional shares in an existing account, you should identify the Fund and your account number. If you do not specify the Fund and you have investments in more than one Fund, we may have to return your check to you. If you wish to make additional investments in more than one Fund, you should provide your account numbers and identify the amount to be invested in each Fund. You may pay for all purchases with a single check. Additional shares may be purchased online via ACH payment as well.

Investments through Tax-Deferred Retirement Plans

Retirement plans offer you a number of benefits, including the chance to defer investment income and capital gains. Contributions to a retirement plan also may be tax deductible. Custodial retirement accounts, including IRAs, Rollover IRAs, Roth IRAs, Simplified Employee Pension Plans (SEP-IRAs), and 403(b) Accounts for employees of tax-exempt institutions (including schools, hospitals and charitable organizations) require a special Account Application. Please call **1-800-326-2151** for assistance. State Street Bank and Trust Company acts as custodian for the Funds' tax-deferred accounts. Custodial accounts are subject to specific fees. You may open other types of tax-deferred accounts, including accounts established by a Plan Sponsor under Section 401(k) of the Internal Revenue Code for employee benefit plans, using the Account Application.

HOW TO EXCHANGE

You can exchange all or a portion of your shares between Funds within the same class, subject to the applicable minimum. You may not exchange from one class of shares to another class of shares of the same or a different Fund. There is no fee for exchanges. *The exchange privilege is available only in states where shares of the Fund being acquired may legally be sold. Individual Funds may not be registered in each state. You should be aware that exchanges might produce a gain or loss, as the case may be, for tax purposes.*

You can make exchanges in writing or by telephone, if applicable. Exchanges must be made between accounts that have the same name, address and tax identification number. Exchanges will be made at the per share net asset value of shares of such class next determined after the exchange request is received in good order by the Fund. If exchanging by telephone, you must call prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time). The Transfer Agent will only honor a telephone exchange if you have elected the telephone exchange option on your Account Application.

Generally, shares may not be exchanged by facsimile request or by electronic mail.

HOW TO REDEEM

You can directly redeem shares of a Fund by written request, by telephone and by automatic withdrawal. Redemptions will be made at the per share net asset value of such shares next determined after the redemption request is received in good order by the Fund.

Good order means that:

- You have provided adequate instructions

- There are no outstanding claims against your account

- There are no transaction limitations on your account

- Your request includes a signature guarantee (see *Shareholder Account Policies*) if you:

  — Are selling over $10,000 worth of shares

  — Changed your account registration or address within the last 30 days

  — Instruct the transfer agent to mail the check to an address different from the one on your account

  — Want the check paid to someone other than the account owner(s)

  — Are transferring the sale proceeds to a Quant mutual fund account with a different registration

  — Are selling shares purchased over the Internet within 90 days and your bank account number has changed

The Transfer Agent will accept redemption requests only on days the NYSE is open. The Transfer Agent will not accept requests for redemptions that are subject to any special conditions or which specify a future or past effective date, except for certain notices of redemptions exceeding $250,000 (see *Payment of Redemption Amount*).

Regardless of the method of redemption, for the first 90 days after the purchase of shares is made over the Internet, such shares will be paid only via ACH to the same bank account from which the payment to Quant Funds originated. If the bank account number changes during such 90 days, the shareholder must provide the Quant Funds with a signature guaranteed letter of instruction from a bank or a qualified broker/dealer changing the bank account number prior to such redemption.

Written Request for Redemption

You can redeem all or any portion of your shares by submitting a written request for redemption signed by each registered owner of the shares exactly as the shares are registered. The request must clearly identify the account number and the number of shares or the dollar amount to be redeemed.

If you redeem more than $10,000, or request that the redemption proceeds be paid to someone other than the shareholder of record, or sent to an address other than the address of record, your signature must be guaranteed. The use of signature guarantees is designed to protect both you and the Funds from the possibility of fraudulent requests for redemption. See *Shareholder Account Policies—Signature Guarantees and Other Requirements.*

Generally, shares may not be redeemed by facsimile request or by electronic mail.

Requests should be sent to:

> Quant Funds
> Attention: Transfer Agent
> 55 Old Bedford Road
> Lincoln, Massachusetts 01773

Telephone Redemption

If you have elected the telephone redemption option on your Account Application, you can redeem your shares by calling the Transfer Agent at **1-800-326-2151** provided that you have not changed your address of record within the last thirty days. You must make your redemption request prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time). Once you make a telephone redemption request, you may not cancel it. The Funds, the Manager, the Distributor, and the Transfer Agent will not be liable for any loss or damage for acting in good faith on exchange or redemption instructions received by telephone reasonably believed to be genuine. The Funds employ reasonable procedures to confirm that instructions communicated by telephone are genuine. It is the Funds' policy to require some form of personal identification prior to acting upon instructions received by telephone, to provide written confirmation of all transactions effected by telephone, and to mail the proceeds of telephone redemptions only to the redeeming shareholder's address of record.

Automatic Withdrawal Plan

If you have a minimum of $10,000 in your account, you may request withdrawal of a specified dollar amount (a minimum of $100) on either a monthly, quarterly or annual basis. You may establish an Automatic Withdrawal Plan by completing the Automatic Withdrawal Form, which is available by calling **1-800-326-2151**. You may stop your Automatic Withdrawal Plan at any time. Additionally, the Funds or the Transfer Agent may choose to stop offering the Automatic Withdrawal Plan.

Redemption through Broker/Dealers and Other Financial Intermediaries

You may sell shares back to the Funds through any securities dealer with whom the Distributor has a sales agreement. You should contact your securities dealer for appropriate instructions and for information concerning any transaction or service fee that may be imposed by the securities dealer.

Shares also may be redeemed through financial service firms which are also securities dealers and which have a service agreement with the Distributor. The Funds have approved the acceptance of redemption requests effective as of the time of their receipt by certain authorized financial intermediaries or their designees as long as these orders are received by these entities prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern Time). Securities dealers and financial service firms are responsible for transmitting your order to the Funds in a timely manner. The Quant Funds reserve the right to adjust the closing time to coincide with an earlier closing of the NYSE or due to other unusual circumstances.

Payment of Redemption Amount

The Funds will generally send redemption proceeds, less a deferred sales charge of 1% for Ordinary Shares within three business days of the execution of a redemption request. However, if the shares to be redeemed represent an investment made by check or through the Automatic Investment Plan, the Funds reserve the right to hold the redemption check until monies have been collected by the Fund from the customers' bank.

The Funds may suspend this right of redemption and may postpone payment for more than seven days only when the NYSE is closed for other than customary weekends and holidays, or if permitted by the rules of the Securities and Exchange Commission during periods when trading on the NYSE is restricted or during any emergency which makes it impracticable for the Funds to dispose of their securities or to determine fairly the value of their net assets, or during any other period permitted by order of the Securities and Exchange Commission. As set forth in the Prospectus, the Funds may also delay payment of redemption proceeds from shares purchased by check until the check clears, which may take seven business days or longer.

Except as noted below, a deferred sales charge amounting to 1% of the value of the shares at the time of purchase, including reinvestment of dividends, will be withheld from the redemption proceeds of Ordinary Shares and paid to the Distributor. For the Foreign Value Small Cap Fund the deferred sales charge does not apply to shares purchased through reinvestment of dividends. The redemption amount subject to the 1% deferred sales charge is the total market value of shares at the time of purchase, for each Fund. The deferred sales charge is also imposed when you transfer your shares from an account maintained with the Fund that is subject to the deferred sales charge to an account maintained by a broker-dealer that is not subject to the deferred sales charge due to one of the exceptions cited below. Because of this deferred sales charge, prospective investors should purchase Ordinary Shares only as a long-term investment.

Deferred Sales Charge on Ordinary Shares. The deferred sales charge on Ordinary Shares is not imposed in the case of:

- Involuntary redemptions imposed by the Fund

- Redemptions of shares tendered for exchange

- Redemptions of shares held by contributory plans qualified under Section 401(k) of the Internal Revenue Code

- Redemptions of shares made by employees of the Manager or an affiliate

- Redemptions of shares held in omnibus accounts maintained through NSCC pursuant to a written mutual fund program agreement

- Redemptions of shares held in accounts maintained by no transaction fee ("NTF") programs of certain financial intermediaries pursuant to a written agreement between the financial intermediaries and the Fund, the Manager and/or the Distributor

- Redemptions of shares through certain clearing arrangements pursuant to a written agreement between the financial intermediary and the Fund, the Manager and/or the Distributor

The deferred sales charge of 1% has been waived on shares of Foreign Value Fund received in exchange for shares of the State Street Research International Equity Fund. The amount subject to the 1% deferred sales charge is the total market value of shares at the time of purchase, including reinvestment of dividends, for each Fund. For the Foreign Value Small Cap Fund the deferred sales charge does not apply to shares purchased through reinvestment of dividends. Additional information regarding circumstances under which the deferred sales charge is not imposed is available on the Quant Funds website at www.quantfunds.com.

Redemption Fee on Institutional Shares

Prior to July 29, 2007, a 2% redemption fee was imposed on the full amount of any redemption of Institutional Shares redeemed within 60 days of purchase.

Redemptions in Excess of $250,000

The Funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that a Fund makes an in-kind distribution, you could incur brokerage and transaction charges when converting the securities to cash. The Funds do not expect to make in-kind distributions, and if they do, the Funds will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the Fund's net assets, whichever is less. The Funds will pay all of your redemption proceeds in cash if you provide the Funds with at least 30 days' notice before you plan to redeem. You must specify the dollar amount or number of shares to be redeemed and the date of the transaction, a minimum of 30 days after receipt of the instruction by the Funds. You may make the instruction by telephone if you have telephone redemption privileges; otherwise, your request must be in writing with all signatures guaranteed. If you make a request and subsequently cancel it, subsequent

redemption requests may not all be paid in cash unless the subsequent request is at least 90 days after the date of the prior canceled redemption request.

CALCULATION OF NET ASSET VALUE

Net asset value for one Fund share is the value of that share's portion of all of the net assets in the Fund. A Fund calculates its net asset value by adding the value of the Fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding.

Net asset value per share of each class of shares of a Fund will be determined as of the close of trading on the NYSE (ordinarily 4:00 p.m., Eastern time) on each day on which the NYSE is open for trading. Currently, the NYSE is closed Saturdays, Sundays, and the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, the Fourth of July, Labor Day, Thanksgiving and Christmas. The Emerging Markets, Foreign Value Fund and Foreign Value Small Cap Funds may invest in securities listed on foreign exchanges that trade on days on which those Funds do not compute net asset value (i.e., Saturdays, Sundays and Exchange holidays) and the net asset value of shares of those Funds may be significantly affected on such days.

The Funds' assets are valued primarily on the basis of market quotations, valuations provided by independent pricing services or, if quotations are not readily available, or the market value has been materially affected by events occurring after the closing of an exchange or market and before the calculation of a Fund's net asset value (a significant event), at fair value as determined in good faith in accordance with procedures approved by the Trustees. Other significant events which may materially affect market values may include a halt in trading for an individual security, significant fluctuations in domestic or foreign markets, or the unexpected close of a securities exchange or market as a result of natural disaster, an act of terrorism or significant governmental action. For certain securities, where no sales have been reported, the Fund may value such securities at the last reported bid price. Short-term investments that mature in sixty-days (60) or less are valued at amortized cost.

Generally, Emerging Markets Fund, Foreign Value Fund and Foreign Value Small Cap Fund hold securities that are primarily listed and traded on a foreign exchange. Funds holding foreign securities translate values for any portfolio investments quoted in foreign currencies into U.S. dollars using currency exchange rates. As a result, changes in the value of those currencies in relation to the U.S. dollar may affect a Fund's net asset value. Because foreign markets may be open at different times than the NYSE, the value of a Fund's shares may change on days when shareholders are not able to buy or sell them. Many securities markets and exchanges outside the U.S. close before the close of the NYSE and before the time the net asset value for a Fund is calculated. Occasionally, events affecting the value of foreign securities or currencies may occur between the close of the market on which the security trades and the close of the NYSE which will not be reflected in the computation of a Fund's net asset value. If events materially affecting the value of a Fund's securities occur during such a period, then such securities may be valued at their fair value as determined in good faith in accordance with procedures approved by the Trustees.

SHAREHOLDER SERVICES

How to Reach Us

By Mail:	Quantitative Institutional Services, 55 Old Bedford Road, Lincoln, MA 01773	By Telephone: 800-326-2151 On the Internet: www.quantfunds.com

Quant Funds Website www.quantfunds.com

You can use the website to get:

- Your current account information

- Returns of all publicly available Quant mutual funds

- Prospectuses for the Quant mutual funds

- A copy of Quant Funds' privacy notice

Household Delivery of Fund Documents

With your consent, Quant may send a single proxy statement, prospectus and shareholder report to your residence for you and any other member of your household who has an account with the Quant Funds. If you wish to revoke your consent to this practice, you may do so by notifying Quant, by phone or in writing (see "How to contact us"). Quant will begin mailing separate proxy statements, prospectuses and shareholder reports to you within 30 days after receiving your notice.

Confirmation Statements

The transfer agent maintains an account for each investment firm or individual shareholder and records all account transactions. You will be sent confirmation statements showing the details of your transactions as they occur.

Privacy

The Quant Funds have a policy that protects the privacy of your personal information. A copy of Quant Funds' privacy notice was given to you at the time you opened your account. Quant Funds will send you a copy of the privacy notice each year. You may also obtain the privacy notice by calling the transfer agent or through the Quant Funds' website.

Tax information

In January of each year, the Fund will mail you information about the tax status of the dividends and distributions, if any, paid to you by the Fund.

SHAREHOLDER ACCOUNT POLICIES

Exchange limitation

Quant Funds do not currently limit the number of exchange transactions you may make each year; however, the Funds intend to actively discourage short-term trading in Fund shares because frequent trading can increase the expenses incurred by the Fund and make portfolio management less efficient. Short-term trading will be treated as described in *Excessive Trading*.

Excessive Trading

Frequent trading into and out of a Fund can disrupt portfolio management strategies, harm Fund performance by forcing the Fund to hold excess cash or to liquidate certain portfolio securities prematurely and increase expenses

for all investors, including long-term investors who do not generate these costs. An investor may use short-term trading as a strategy, for example, if the investor believes that the valuation of a Fund's portfolio securities for purposes of calculating its net asset value does not fully reflect the then current fair market value of those holdings. Funds investing in securities that may require special valuation processes (such as foreign securities or small cap securities) may have increased exposure to the risks of short term trading.

Each of the Quant Funds discourages, and does not take any intentional action to accommodate, excessive and short-term trading practices, such as market timing. Although there is no generally applied standard in the marketplace as to what level of trading activity is excessive, we may consider trading in a Fund's shares to be excessive for a variety of reasons, such as if:

- You sell shares within a short period of time after the shares were purchased;

- You make two or more purchases and redemptions within a short period of time;

- You enter into a series of transactions that is indicative of a timing pattern or strategy; or

- We reasonably believe that you have engaged in such practices in connection with other mutual funds.

The Quant Funds' Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Quant Fund shares by Fund investors. Pursuant to these policies and procedures, we monitor selected trades periodically in an effort to detect excessive short-term trading. If we determine that an investor or a client of a broker has engaged in excessive short-term trading that we believe may be harmful to a Fund, we will ask the investor or broker to cease such activity and we will refuse to process purchase orders (including purchases by exchange) of such investor, broker or accounts that we believe are under their control. In determining whether to take such actions, we seek to act in a manner that is consistent with the best interests of each Fund's shareholders. While we use our reasonable efforts to detect excessive trading activity, there can be no assurance that our efforts will be successful or that market timers will not employ tactics designed to evade detection. If we are not successful, your return from an investment in a Fund may be adversely affected.

Frequently, Quant Fund shares are held through omnibus accounts maintained by financial intermediaries such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Our ability to monitor trading practices by investors purchasing shares through omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in observing the Quant Funds' policies.

Each Quant Fund may reject: (i) a purchase or exchange order before its acceptance or (ii) an order prior to issuance of shares. The Fund may also restrict additional purchases or exchanges in an account. Each of these steps may be taken, for any reason, without prior notice, including transactions that a Fund believes are requested on behalf of market timers. Each Quant Fund reserves the right to reject any purchase request by any investor or financial institution if the Fund believes that any combination of trading activity in the account or related accounts is potentially disruptive to the Fund. A prospective investor whose purchase or exchange order is rejected will not achieve the investment results, whether gain or loss, that would have been realized if the order were accepted and an investment made in the Fund.

The Quant Funds and their agents may make exceptions to these policies if, in their judgment, a transaction does not represent excessive trading or interfere with the efficient management of a Fund's portfolio, such as purchases made through systematic purchase plans or payroll contributions.

The Quant Funds may impose further restrictions on trading activities by market timers in the future. The Funds' prospectus will be amended or supplemented to reflect any material additional restrictions on trading activities intended to prevent excessive trading.

Medallion signature guarantees and other requirements

You are required to obtain a medallion signature guarantee when you are:

- Requesting certain types of exchanges or sales of fund shares

- Requesting certain types of changes for your existing account

You can obtain a signature guarantee from most broker-dealers, banks, credit unions (if authorized under state law) and federal savings and loan associations. You cannot obtain a signature guarantee from a notary public.

The Quant Funds will accept only medallion signature guarantees. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, savings association, or other financial institution that is participating in a medallion program recognized by the Securities Transfer Association. Signature guarantees from financial institutions that are not participating in one of these programs are not accepted. Fiduciaries and corporations are required to submit additional documents to sell fund shares.

Minimum Account Size

Each Quant Fund requires that you maintain a minimum account size, currently 50 shares for Ordinary Shares and 5,000 shares for Institutional Shares. If you hold fewer than the required minimum number of shares in your account, the Fund reserves the right to notify you that it intends to sell your shares and close your account. You will be given 30 days from the date of the notice to make additional investments to avoid having your shares sold and your account closed. This policy does not apply to certain qualified retirement plan accounts.

Telephone and Website Access

You may have difficulty contacting the Quant Funds by telephone or accessing quantfunds.com during times of market volatility or disruption in telephone or Internet service. On NYSE holidays or on days when the exchange closes early, Quant will adjust the hours for the telephone center and for online transaction processing accordingly. If you are unable to access the Quant Funds' website, www.quantfunds.com, or reach the Quant Funds by telephone, you should communicate with the Funds in writing.

Share Certificates

The Quant Funds do not offer share certificates. Shares are electronically recorded.

OTHER POLICIES

Each of the Quant Funds and the Distributor reserve the right to:

- charge a fee for exchanges or to modify, limit or suspend the exchange privilege at any time without notice. Each Fund will provide 60 days' notice of material amendments to or termination of the exchange privilege.

- revise, suspend, limit or terminate the account options or services available to shareholders at any time, except as required by the rules of the SEC.

- charge a fee for wire transfers of redemption proceeds or other similar transaction processing fees.

Each of the Quant Funds reserve the right to:

- suspend transactions in Fund shares when trading on the NYSE is closed or restricted, when the SEC determines an emergency or other circumstances exist that make it impracticable for the Funds to sell or value their portfolio securities.

- redeem in kind by delivering to you portfolio securities owned by the Fund rather than cash. Securities you receive this way may increase or decrease in value while you hold them and you may incur brokerage and transaction charges and tax liability when you convert the securities to cash.

Disclosure of Portfolio Holdings

The Quant Funds have established a policy with respect to the disclosure of Fund portfolio holdings. A description of this policy is provided in the Funds' SAI. In addition, full portfolio holdings information is generally available to you on the Funds' website at www.quantfunds.com within seven business days after each quarter end.

Note that the Quant Funds or its agents may suspend the posting of this information or modify the elements of this web posting policy without notice to shareholders.

DIVIDENDS, DISTRIBUTIONS, AND TAXATION

Dividends and Distributions

Each Fund's policy is to pay at least annually as dividends substantially all of its net investment income and to distribute annually substantially all of its net realized capital gains, if any, after giving effect to any available capital loss carryover. Normally, distributions are made once a year in December.

Unless you elect otherwise, all distributions will be automatically reinvested in additional shares of the Fund you own, and with the exception of the Foreign Value Small Cap Fund, will be subject to the deferred sales charge if subsequently redeemed. You may also elect to have dividends, capital gains, or both paid in cash. You will be sent a check for your dividends, capital gains and other distributions if the total distribution is at least ten dollars. If the distribution is less than ten dollars, it may be automatically reinvested in additional shares of the same class of the Fund you own. All distributions, whether received in shares or cash, are taxable and must be reported by you on federal income tax returns.

Taxation

The following discussion is only general. You are urged to consult your tax adviser regarding the effect that an investment in the Funds may have on your particular tax situation.

Taxability of Distributions

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the Funds, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as long-term capital gains. If a portion of a Fund's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Fund may be eligible for the dividends received deduction for corporate shareholders. A portion of the dividends paid by a fund may constitute "qualified dividend income" which is taxable at the same rates as long-term capital gain if received by individuals. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes. Fund distributions will reduce a Fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

If you are neither a citizen nor a resident of the U.S., the Funds will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the Funds. The Funds are also required in certain circumstances to apply backup withholding at the rate of 28% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the Fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors should read the Funds' Account Application for additional information regarding backup withholding of federal income tax.

Taxability of Transactions

When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

Further information relating to tax consequences is contained in the SAI. Fund distributions also may be subject to state, local and foreign taxes.

FINANCIAL HIGHLIGHTS

The financial highlights tables are intended to help you understand each Fund's recent financial performance for the past five years, as applicable. Certain information reflects financial results for a single Fund share. The total returns represent the rate that an investor would have earned or lost on an investment in the Fund, assuming reinvestment of all dividends and distributions. This information has been derived from the Funds' financial statements, which have been audited by Tait, Weller & Baker LLP, the Funds' independent registered public accounting firm. Its report and each Fund's financial statements are included in the Funds' annual report to shareholders, which is available upon request. Information for the fiscal years ended March 31, 2004 through March 31, 2007 was audited by another independent registered public accounting firm.

FINANCIAL HIGHLIGHTS
QUANT SMALL CAP FUND

(For a share outstanding throughout each period)

	Ordinary Shares					Institutional Shares				
	Years Ending March 31,					Years Ending March 31,				
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 23.88	$ 22.99	$ 21.13	$ 19.93	$ 12.44	$ 26.71	$ 25.39	$ 22.96	$21.48	$13.34
Income from Investment Operations:										
Net investment income (loss) (a)(b)(c)	0.07	(0.19)	(0.22)	(0.24)	(0.19)	0.12	(0.08)	(0.12)	(0.14)	(0.11)
Net realized and unrealized gain/(loss) on securities	(3.56)	2.91	5.16	2.18	7.68	(3.94)	3.23	5.63	2.36	8.25
Total from Investment Operations	(3.49)	2.72	4.94	1.94	7.49	(3.82)	3.15	5.51	2.22	8.14
Less Distributions:										
Dividends from net investment income	(0.11)	—	—	—	—	(0.20)	—	—	—	—
Distributions from realized capital gains	(0.83)	(1.83)	(3.08)	(0.74)	—	(0.83)	(1.83)	(3.08)	(0.74)	—
Total Distributions	(0.94)	(1.83)	(3.08)	(0.74)	—	(1.03)	(1.83)	(3.08)	(0.74)	—
Net Asset Value, End of Period	$ 19.45	$ 23.88	$ 22.99	$ 21.13	$ 19.93	$ 21.86	$ 26.71	$ 25.39	$22.96	$21.48
Total Return (d)	(15.17)%	12.01%	24.51%	9.76%	60.21%	(14.87)%	12.58%	25.06%	10.37%	61.02%
Net Assets, End of Period (000's)	$119,949	$124,998	$98,879	$80,199	$69,851	$24,282	$12,400	$12,298	$9,616	$8,089
Ratios and Supplemental Data:										
Ratios of expenses to average net assets: (e)										
Gross	1.59%*	1.82%	1.88%	1.98%	2.00%	1.30%	1.31%	1.38%	1.48%	1.50%
Net	1.59%*	1.82%	1.88%	1.98%	2.00%	1.30%	1.31%	1.38%	1.48%	1.50%
Ratio of net investment income (loss) to average net assets (c)	0.31%	(0.80)%	(1.00)%	(1.17)%	(1.13)%	0.45%	(0.30)%	(0.50)%	(0.65)%	(0.63)%
Portfolio Turnover	39%	41%	57%	43%	67%	39%	41%	57%	43%	67%

* Expense ratio decline from the prior year was the result of the reduction of the 12b-1 fee from 50 basis points to 25 basis points on June 1, 2007.
(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
  — Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
  — Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

FINANCIAL HIGHLIGHTS—*Continued*
QUANT LONG/SHORT FUND

(For a share outstanding throughout each period)

	Ordinary Shares					Institutional Shares				
	Years Ended March 31,					Years Ending March 31,				
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
Net Asset Value, Beginning of Period	$ 17.04	$ 14.76	$ 12.88	$ 12.19	$ 9.58	$ 17.80	$15.40	$13.43	$12.65	$ 9.90
Income from Investment Operations:										
Net investment income (loss) (a)(b)(c)	(0.09)	(0.02)	0.03	0.01	(0.02)	(0.10)	0.06	0.10	0.07	0.03
Net realized and unrealized gain/(loss) on securities	(2.30)	2.33	1.86	0.68	2.63	(2.41)	2.44	1.94	0.71	2.72
Total from Investment Operations	(2.39)	2.31	1.89	0.69	2.61	(2.51)	2.50	2.04	0.78	2.75
Less Distributions:										
Dividends from net investment income	—	(0.03)	(0.01)	—	—	—	(0.10)	(0.07)	—	—
Distributions from realized capital gains	(0.58)	—	—	—	—	(0.58)	—	—	—	—
Total Distributions	(0.58)	(0.03)	(0.01)	—	—	(0.58)	(0.10)	(0.07)	—	—
Net Asset Value, End of Period	$ 14.07	$ 17.04	$ 14.76	$ 12.88	$ 12.19	$ 14.71	$17.80	$15.40	$13.43	$12.65
Total Return (d)	(14.43)%	15.63%	14.67%	5.66%	27.24%	(14.49)%	16.22%	15.19%	6.17%	27.28%
Net Assets, End of Period (000's)	$69,767	$75,376	$59,975	$46,015	$43,463	$ 1,009	$1,279	$ 984	$ 825	$ 747
Ratios and Supplemental Data:										
Ratios of expenses to average net assets: (e)										
Gross	2.18%	1.74%	1.65%	1.77%	1.81%	2.23%	1.25%	1.16%	1.27%	1.31%
Net	2.12%	1.71%	1.61%	1.76%	1.80%	2.17%	1.22%	1.11%	1.26%	1.30%
Ratio of expenses to average net assets (excluding dividend expense on securities sold short): (e)										
Gross	1.96%	1.72%	—	—	—	2.01%	1.23%	—	—	—
Net	1.90%	1.69%	—	—	—	1.95%	1.20%	—	—	—
Ratio of net investment income (loss) to average net assets (c)	(0.52)%	(0.14)%	0.21%	0.08%	(0.20)%	(0.56)%	0.35%	0.71%	0.54%	0.30%
Portfolio Turnover Excluding Short Positions (f)	171%	83%	105%	160%	180%	171%	83%	105%	160%	180%

Note: This fund changed its investment strategy on November 1, 2006 from Growth and Income to Long/Short.
(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
— Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Portfolio turnover is calculated on long security positions only. Short positions are generally held for less than one year.

QUANT FUNDS

FINANCIAL HIGHLIGHTS—*Continued*
QUANT EMERGING MARKETS FUND

(For a share outstanding throughout each period)

| | Ordinary Shares | | | | | Institutional Shares | | | | |
| | Years Ended March 31, | | | | | Years Ending March 31, | | | | |
	2008	**2007**	**2006**	**2005**	**2004**	**2008**	**2007**	**2006**	**2005**	**2004**
Net Asset Value, Beginning of Period	$ 23.34	$ 19.85	$ 14.23	$ 12.71	$ 6.12	$ 23.67	$ 20.11	$14.39	$12.82	$ 6.17
Income from Investment Operations:										
Net investment income (loss) (a)(b)(c)	0.26	0.16	0.21	0.14	0.04	0.33	0.21	0.29	0.24	0.04
Net realized and unrealized gain/(loss) on securities	4.42	4.02	6.28	1.86	6.58	4.50	4.08	6.35	1.84	6.68
Total from Investment Operations	4.68	4.18	6.49	2.00	6.62	4.83	4.29	6.64	2.08	6.72
Less Distributions:										
Dividends from net investment income	(0.16)	(0.22)	(0.22)	(0.20)	(0.03)	(0.22)	(0.26)	(0.27)	(0.23)	(0.07)
Distributions from realized capital gains	(0.82)	(0.47)	(0.65)	(0.28)	—	(0.82)	(0.47)	(0.65)	(0.28)	—
Total Distributions	(0.98)	(0.69)	(0.87)	(0.48)	(0.03)	(1.04)	(0.73)	(0.92)	(0.51)	(0.07)
Net Asset Value, End of Period	$ 27.04	$ 23.34	$ 19.85	$ 14.23	$ 12.71	$ 27.46	$ 23.67	$20.11	$14.39	$ 12.82
Total Return (d)	19.35%	21.36%	46.77%	15.89%	108.18%	19.67%	21.68%	47.39%	16.42%	109.05%
Net Assets, End of Period (000's)	$491,462	$276,698	$144,088	$61,681	$39,977	$40,501	$12,759	$1,707	$1,082	$ 2,365
Ratios and Supplemental Data:										
Ratios of expenses to average net assets: (e)										
Gross	1.60%	1.67%	1.83%	1.96%	2.07%	1.39%	1.41%	1.45%	1.46%	1.57%
Net	1.60%	1.67%	1.83%	1.96%	2.07%	1.39%	1.41%	1.45%	1.46%	1.57%
Ratio of net investment income (loss) to average net assets (c)	0.91%	0.77%	1.23%	1.12%	0.39%	1.12%	1.02%	1.75%	1.84%	0.36%
Portfolio Turnover	18%	24%	34%	53%	45%	18%	24%	34%	53%	45%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
— Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
— Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).

FINANCIAL HIGHLIGHTS—*Continued*
QUANT FOREIGN VALUE FUND
(For a share outstanding throughout each period)

	Ordinary Shares					Institutional Shares				
	Years Ended March 31,					Years Ending March 31,				
	2008	**2007**	**2006**	**2005**	**2004**	**2008**	**2007**	**2006**	**2005**	**2004**
Net Asset Value, Beginning of Period	$ 23.07	$ 19.91	$ 15.92	$ 13.50	$ 7.80	$ 23.19	$ 20.01	$ 15.98	$ 13.53	$ 7.83
Income from Investment Operations:										
Net investment income (loss) (a)(b)(c)	0.19	0.18	0.24(f)	0.15	0.22	0.26	0.25	0.29(g)	0.17	0.30
Net realized and unrealized gain/(loss) on securities	(2.11)	4.12	3.96	2.66	5.60	(2.13)	4.12	3.98	2.70	5.56
Total from Investment Operations	(1.92)	4.30	4.20	2.81	5.82	(1.87)	4.37	4.27	2.87	5.86
Less Distributions:										
Dividends from net investment income	(0.19)	(0.07)	(0.13)	(0.12)	(0.12)	(0.25)	(0.12)	(0.16)	(0.15)	(0.16)
Distributions from realized capital gains	(1.09)	(1.07)	(0.08)	(0.27)	—	(1.09)	(1.07)	(0.08)	(0.27)	—
Total Distributions	(1.28)	(1.14)	(0.21)	(0.39)	(0.12)	(1.34)	(1.19)	(0.24)	(0.42)	(0.16)
Net Asset Value, End of Period	$ 19.87	$ 23.07	$ 19.91	$ 15.92	$ 13.50	$ 19.98	$ 23.19	$ 20.01	$ 15.98	$ 13.53
Total Return (d)	(8.71)%	22.08%	26.59%	20.99%	74.77%	(8.49)%	22.37%	26.96%	21.35%	75.07%
Net Assets, End of Period (000's)	$781,136	$778,104	$441,614	$202,655	$88,425	$140,999	$115,200	$30,972	$21,317	$11,875
Ratios and Supplemental Data:										
Ratios of expenses to average net assets: (e)										
Gross	1.56%	1.60%	1.69%	1.80%	1.81%	1.32%	1.35%	1.45%	1.55%	1.56%
Net	1.56%	1.60%	1.69%	1.80%	1.81%	1.32%	1.35%	1.45%	1.55%	1.56%
Ratio of net investment income (loss) to average net assets (c)	0.83%	0.88%	1.41%(f)	1.04%	1.90%	1.18%	1.13%	1.70%(g)	1.22%	2.52%
Portfolio Turnover	44%	19%	29%	10%	48%	44%	19%	29%	10%	48%

(a) Per share numbers have been calculated using the average shares method.
(b) Reflects expense waivers/reimbursements and reductions in effect during the period. See Note 3 to the Financial Statements.
(c) Net investment income (loss) per share and the ratio of net investment income (loss) to average net assets reflect net investment income prior to certain reclassifications for federal income or excise taxes.
(d) Total Return does not include the deferred sales charge of 1% for the Ordinary Shares. The total return would have been lower if certain fees had not been waived or if custodial fees had not been reduced by credits allowed by the custodian. See Note 3 to the financial statements.
(e) Ratios of expenses to average net assets:
　— Gross (total expenses excluding fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
　— Net (total expenses less fee waivers, reimbursements by the investment advisor, and custody earnings credits, if any).
(f) Includes non-recurring income of $277,072.
(g) Includes non-recurring income of $22,928.

FINANCIAL HIGHLIGHTS—*Continued*
QUANT FOREIGN VALUE SMALL CAP FUND

The Foreign Value Small Cap Fund commenced operations on May 1, 2008. Therefore, financial information as of March 31, 2008 is unavailable.

Notes

OBTAINING ADDITIONAL INFORMATION

More information about the Quant Funds may be obtained free upon request.

The Quant Funds' *Statement of Additional Information* (SAI) and annual and semi-annual reports to shareholders include additional information about the Funds. The Funds' annual report discusses the market conditions and investment strategies that significantly affected each Fund's performance during its last fiscal years. The SAI, the Fund's financial statements and the independent registered public accounting firm's report on the financial statements included in the Funds' most recent annual report to shareholders, are incorporated by reference into this Prospectus, which means they are part of this Prospectus for legal purposes. The Funds' also file their complete schedules of portfolio holdings with the SEC for the 1st and 3rd quarters of each fiscal year on Form N-Q. The Funds' most recent portfolio holdings, as filed on Form N-Q, are also available at www.quantfunds.com.

If you have questions about the Quant Funds or your account, or you wish to obtain free copies of the Funds' current SAI or annual or semi annual reports, please contact your financial adviser or contact us by mail, by telephone or on the Internet.

By Mail: **Quantitative Institutional Services** **By Telephone**: 800-326-2151
55 Old Bedford Road **On the Internet**: www.quantfunds.com
Lincoln, MA 01773

You may review and obtain copies of the Quant Funds' SAI, financial reports, Forms N-Q and other information at the SEC's Public Reference Room in Washington, D.C. You may also access reports and other information about the Funds on the EDGAR database on the SEC's Internet site at http://www.sec.gov. You may get copies of this information, after payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, 100 F Street N.E. Washington, D.C. 20549. Please call the SEC at 1-202-942-8090 for information about the operation of the Public Reference Room. You may need to refer to the Funds' file number.

SEC 1940 Act File #811-3790.

Distributed by U.S. Boston Capital Corporation, member FINRA, SIPC

SERVICE PROVIDERS

Manager	Quantitative Advisors, 55 Old Bedford Road, Lincoln, MA 01773
Advisors	Columbia Partners, L.L.C., Investment Management, 5425 Wisconsin Avenue, Suite 700, Chevy Chase. MD 20815
	Analytic Investors, LLC, 555 West Fifth Street, 50th Floor, Los Angeles, CA 90013
	PanAgora Asset Management, Inc., 260 Franklin Street, Boston, MA 02110
	Polaris Capital Management, LLC, 125 Summer Street, Boston, MA 02110
Distributor	U.S. Boston Capital Corporation, 55 Old Bedford Road, Lincoln, MA 01773
Custodian	State Street Bank & Trust Company, 801 Pennsylvania Avenue, Kansas City, MO 64105
Fund Accountant	State Street Bank & Trust Company, 801 Pennsylvania Avenue, Kansas City, MO 64105
Transfer Agent	Quantitative Institutional Services, 55 Old Bedford Road, Lincoln, MA 01773
Independent Registered Public Accounting Firm	Tait, Weller & Baker LLP, 1818 Market Street, Suite 2400, Philadelphia, PA 19103
Legal Counsel	K&L Gates LLP, State Street Financial Center, One Lincoln Street, Boston, MA 02111
For Account Information	For Quant Funds information, contact your financial adviser or, if you receive account statements directly from Quant Funds, you can also call 1-800-326-2151. Telephone representatives are available from 9:00 a.m. to 5:00 p.m. Eastern Time. Or visit our web site, www.quantfunds.com.



Quant Funds

55 Old Bedford Road
Lincoln, MA 01773
www.quantfunds.com

Address Service Requested